As filed with the Securities and Exchange Commission on July 29, 2019

Registration No. 333-232426

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

To

Form S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

Crown ElectroKinetics Corp.

(Exact name of Registrant as specified in its charter)

Delaware	238150	47-5423944
(State or other jurisdiction of	(Primary Standard Industrial	(IRS Employer
incorporation or organization)	Classification Code Number)	Identification No.)

1110 NE Circle Blvd.

Corvallis, Oregon 97330

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Douglas Croxall

Chief Executive Officer

1110 NE Circle Blvd.

Corvallis, Oregon 97330

(800) 674-3612

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Please send copies of all communications to:

M. Ali Panjwani, Esq.

Pryor Cashman LLP

7 Times Square

New York, New York 10036

(212) 421-4100

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer”, “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to Be Registered(1)	Proposed Maximum Offering Price per Share		Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Common Stock, $0.0001 par value per share	-	$$0.82	(1)	$7,127,030	$863.80(2)

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended. Our common stock is not traded on any national exchange. The price of $0.82 is a fixed price at which the selling stockholders may sell their shares until our common stock is quoted on any platform maintained by the OTC Markets Group at which time the shares may be sold at prevailing market prices or privately negotiated prices.

(2)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

Crown ElectroKinetics Corp.

Common Stock

This prospectus relates to the sale or other disposition from time to time by the selling stockholders identified in this prospectus of up to 8,691,500 shares of common stock. All of the shares, when sold, will be sold by these selling stockholders. We are not selling any common stock under this prospectus and will not receive any of the proceeds from the sale or other disposition of shares by the selling stockholders. The shares offered by this prospectus may be sold by the selling stockholder at $0.82 per share until the shares are quoted on any platform maintained by the OTC Markets Group or an exchange. Thereafter, they may sell in the open market at prevailing prices, through privately negotiated transactions or a combination of these methods. However, there can be no assurance that a market will be created in our common stock. The selling stockholders may sell or otherwise dispose of the shares of common stock covered by this prospectus in a number of different ways. We provide more information about how the selling stockholders may sell or otherwise dispose of their shares of common stock in the section entitled “Plan of Distribution” on page 36. Discounts, concessions, commissions and similar selling expenses attributable to the sale of shares of common stock covered by this prospectus will be borne by the selling stockholders. We will pay the expenses incurred in registering the shares of common stock covered by this prospectus, including legal and accounting fees. We will not be paying any underwriting discounts or commissions in this offering.

Prior to this offering, there has been no public market for our common stock.

Following this offering, we will have one class of authorized common stock. Each share of our common stock will have one vote per share.

We are an “emerging growth company” as that term is used in the Jumpstart our Business Startups Act of 2012, and as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings. See “Risk Factors – Risks Related to our Common Stock and this Offering.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 6.

We have not registered the sale of the shares under the securities laws of any state. Brokers or dealers effecting transactions in the shares of common stock offered hereby should confirm that the shares have been registered under the securities laws of the state or states in which sales of the shares occur as of the time of such sales, or that there is an available exemption from the registration requirements of the securities laws of such states.

We have not authorized anyone, including any salesperson or broker, to give oral or written information about this offering, Crown ElectroKinetics Corp., or the shares of common stock offered hereby that is different from the information included in this prospectus. You should not assume that the information in this prospectus, or any supplement to this prospectus, is accurate at any date other than the date indicated on the cover page of this prospectus or any supplement to it.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and may not contain all of the information that you should consider before investing in the shares. You are urged to read this prospectus in its entirety, including the information under “Risk Factors” and our financial statements and related notes included elsewhere in this Prospectus.

Our Company

Overview

As used herein, “we,” “us,” “our,” the “Company,” “Crown ElectroKinetics,” or “Crown EK” means Crown ElectroKinetics Corporation unless otherwise indicated. Crown EK operates in a single business segment which is engaged in the research and development and marketing of technology and devices to control the flow of light through our optical switching film (“EK” or “EK technology”) that can be embedded between glass or applied to the surface of glass making possible the electronic control of the opacity level. Our EK technology originated and was patented by Hewlett-Packard Company (“HP”). We have acquired the right to use seven such patents owned by HP by entering into the Intellectual Property Agreement, dated as of January 31, 2016, the First Amendment to the Intellectual Property Agreement, dated as of April 12, 2016, the Second Amendment to the Intellectual Property Agreement, dated May 1, 2017, and the Third Amendment to the Intellectual Property Agreement, dated as of March 10, 2019, with HP. We have an exclusive right to develop these patents and an exclusive option to purchase them prior to January 31, 2021, which option has not yet been exercised as of the date of this Prospectus.

Electrokinetic Film Technology

Electrokinetic (EK) film technology employs an optical switching film that can be applied to glass surfaces in windows or doors enabling electronic control of the color and tint. Crown’s electrokinetic film (“CEK Film”) derived from ink and microfluidic technology developed at Hewlett-Packard Company. The technology utilizes nanometer-sized pigment particles that are electrically charged and suspended in a liquid sandwiched between two clear substrates. A transparent conductor is deposited on the inside surfaces of the plastic films. In a non-energized state, the suspended pigment particles are distributed uniformly between the plastic films, and will absorb, transmit, or reflect light depending on the properties of the suspended pigment. When the proper electrical signal is applied to the conductive Indium Tin Oxide (ITO) layers, an electrical field is created and the charged pigment particles collect in micro-embossed holes in a layer of polymer resin over the transparent conductor surface. As the charged pigment particles are collected, the fluid becomes highly transparent (light state). By applying a different electrical signal, the pigment can be dispersed back into the fluid to achieve the desired color density.

Business Model

We intend to develop and license our patented EK Technology under the name CEK Film. It is our expectation that Crown EK will generate revenue by licensing this technology and other technical know-how to our licensees that integrate the technology into their products. Our potential licensees to-date include Eastman Chemical Company and Asahi Glass Corporation. Both of these companies currently provide solutions in automotive and architectural applications. We expect our future licensees to manufacture and distribute the electrokinetic film that is applied to or laminated in glass as part of automobile sunroofs, skylights, and windows within residential front doors. With further technical development, the Company intends to eventually market the technology for residential and commercial windows.

Crown EK’s business model and market access plans are deeply rooted in leveraging existing infrastructure. As such, Crown EK intends to partner with industry leading manufacturers of windows and window film who have roll-to-roll manufacturing capabilities to efficiently and inexpensively produce our film. This would enable Crown EK to avoid the extensive capital costs of building its own manufacturing facilities. Crown EK expects to license the film and electronics directly to our partner companies for integration in their product offerings. This approach also leverages existing partner sales distribution channels.

We are in discussions with multiple corporations which have expressed an interest in evaluating prototypes and have communicated that the current offerings from our competitor’s products have a number of shortcomings that include: 1) too expensive for market-wide adoption, 2) aesthetically unappealing, 3) inability to offer neutral black or other colors, and 4) expensive power requirements.

The Company has entered into two agreements covering its electrokinetic technology. Asahi Glass and Eastman Chemical are evaluating Crown’s technology to determine the feasibility of manufacturing and distributing the Company’s CEK Film in the automotive market.

Our Industry

There are favorable converging global trends in the near-term for “smart glass” products. In both public and private sectors across the world, there are substantial efforts targeted toward the promotion and use of energy efficient smart glass materials, including those used in automobiles, windows and other architectural glazings, aircraft and boats.

In September 2017, Markets and Markets issued Smart Glass Market by Technology (Suspended Particle Display, Electrochromic, Liquid Crystal, Photochromic, Thermochromic), Application (Architecture, Transportation, Consumer Electronics), and Geography - Global Forecast to 2023. This market research report concludes that the smart glass market is expected to grow from USD $2.8 Billion in 2016 to reach USD $8.35 Billion by 2023, with a growth rate of 16.6% between 2017 and 2023.

The study concluded that key factors driving the growth of this market are the growing demand for smart glass in automobile applications, strong government support through mandates and legislations for energy-efficient construction, and optimal energy savings through smart glass applications.

Crown EK believes that the smart glass industry is in the initial phase of growth. EK light-control technology may have commercial applicability in many products where variable light-control is desired. Some existing product applications for electrokinetic film include the following:

●	Automotive: sunroofs and sun visors for the current generation of our EK film. In the future, after considerable research and development, the Company intends to offer our EK film for use in side and rear windows;

●	Aerospace and marine: windows, partitions, sun visors, and skylights for the current generation of our EK film; and

●	Architectural: windows contained in and surrounding residential front doors as well as commercial and residential skylights for the current generation of our EK film. In the future, after considerable research and development, the Company intends to offer our EK film for use in new construction, replacement, and retrofit applications for commercial and residential windows.

Competitive Strengths

We entered into an agreement with Hewlett-Packard Company in January 2016 to license, with a right to acquire, the rights to the underlying technology and related intellectual property and other assets. HP spent six years developing this color reflective display technology to produce a new electronic media designed with low power usage, excellent viewing angle and fast switching speed to replace printed-paper.

Since 2016, Crown EK has actively worked to develop and license its EK technology, which it protects using patents, trade secrets and know-how. Although patent and trade secret protection are not a guarantee of commercial success, Crown EK currently licenses seven patents from HP that have been issued in the US. In addition, the Company has current patent applications in the US and other countries that if granted, would add three additional patents to its portfolio. Crown EK continues to make substantial investments to develop, license and protect its intellectual property position. The Company’s United States patents expire at various dates from March 26, 2029 through September 26, 2032.

Crown EK films combine many of the favorable properties of the other smart window technologies. It has a fast switching time (1-2 sec.) and unlike electrochromic (EC) technology, modulation in light level is not area dependent. Unlike Suspended Particles in Polymer (SPD) and Polymer Dispersed Liquid Crystal (PDLC) technology, EK film does not need alternating current power. EK films use direct current pulses to change state quickly, allowing for much lower power consumption compared to electrochromic windows. EK films are expected to have good bi-stability, so that when a light level of the film is selected, the film will remain unchanged for extended time periods with little to no electrical power required. Because of the low power requirements, EK films can be powered with batteries or small area solar cells, allowing retrofit to existing windows.

EK film uses roll-to-roll (R2R) processing for manufacturing similar to some of the competing technologies. This avoids the high capital cost associated with EC windows which are processed using cut glass sheets processed under very high vacuum. We expect the cost of EK films to be 50% less compared to the cost of the electrochromic glass, the current market leading technology. There are also major differences resulting from the fact that different color nanoparticles can be used in EK film. Furthermore, with EK film it is possible to use multiple colorants in the same film, which has been demonstrated in the recent past under a research project at the University of Cincinnati.

EK technology has three distinct advantages over existing optical electronic film technologies:

●	Neutral Dark – Dark film is color neutral and will not affect the hue of what is viewed through the window

●	Speed - Transition time is typically under 1-2 seconds

●	Manufacturing Cost - Roll-to-Roll film manufacturing is the most cost effective path to early market access.

Our Corporate Information

CrownEK is located at 1110 NE Circle Blvd, Corvallis, OR 97330. Our telephone number is +1 (800) 674-3612 and our Internet website address is www.crownek.com.

Recent Developments

From April 2, 2019 through June 10, 2019, we completed private placements in which we issued convertible notes with an aggregate principal amount of $639,175 and an aggregate purchase price of $620,000. The notes have a one year maturity. In connection with such issuance, we also issued warrants to purchase our common stock. The warrants have a four-year term, and can be exercised into 50% of the number of shares issuable upon conversion in full of the notes. The notes are secured by all assets of the Company.

About This Offering

This prospectus relates to the resale by the selling stockholders identified in this prospectus of up to 8,691,500 shares of common stock, of which 9,875,000 shares were issued and outstanding and 4,092,394 shares were issuable upon the exercise of the outstanding warrants as of March 31, 2019. All of the shares, when sold, will be sold by these selling stockholders. The shares offered by this prospectus may be sold by the selling stockholders at $0.82 per share until the shares are quoted on a platform maintained by the OTC Markets Group or an exchange. Thereafter, they may sell in the open market at prevailing market prices, through privately negotiated transactions or a combination of these methods. We will not receive any proceeds from the sale of the shares of common stock by the selling stockholders.

Common Stock Offered	8,691,500 shares

Common Stock Outstanding at March 31, 2019	9,875,000 shares

Use of Proceeds	We will not receive any of the proceeds from the sale of the shares by the selling stockholders.

Selected Financial Information

The following selected income statement data for the years ended March 31, 2019 and 2018 and the selected balance sheet data as of March 31, 2019 and 2018 have been derived from our audited financial statements included elsewhere in this prospectus. This financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes included elsewhere in this prospectus. The historical results presented below are not necessarily indicative of the results that may be expected in any future period.

	Years Ended March 31,
	2019	2018
Selected Income Statement Data:
Revenue	$505	$-
Gross loss	$(109)	$-
Loss From Operations	$(2,612)	$(1,188)
Net Loss	$(4,296)	$(1,210)
Net Loss per Common Share:
Basic	$(0.40)	$(0.14)
Diluted	$(0.40)	$(0.14)
Cash Dividends per Common Share	$-	$-

	March 31, 2019	March 31, 2018
Selected Balance Sheet Data:
Property, Plant, Equipment	$102	$9
Total Assets	$673	$505
Long-Term Debt (Less Current Maturities)	$-	$-
Stockholders’ Deficit	$(3,395)	$(502)

RISK FACTORS

An investment in our in our common stock involves a high degree of risk. The risks described below include all material risks to our company or to investors in this offering that are known to our company. You should carefully consider such risks before participating in this offering. If any of the following risks actually occur, our business, financial condition and results of operations could be materially harmed. As a result, the trading price of our common stock could decline, and you might lose all or part of your investment. When determining whether to buy our common stock, you should also refer to the other information in this prospectus, including our financial statements and the related notes included elsewhere in this prospectus.

Risks Relating To Our Business

In addition to the other information in this prospectus, you should carefully consider the following factors in evaluating us and our business. This prospectus contains, in addition to historical information, forward-looking statements that involve risks and uncertainties, some of which are beyond our control. Should one or more of these risks and uncertainties materialize or should underlying assumptions prove incorrect, our actual results could differ materially. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below, as well as those discussed elsewhere in this prospectus, including the documents incorporated by reference.

There are risks associated with investing in companies such as ours who are primarily engaged in research and development. In addition to risks which could apply to any company or business, you should also consider the business we are in and the following:

Source and Need for Capital.

As we take steps in the commercialization and marketing of our technology, or respond to potential opportunities and/or adverse events, our working capital needs may change. We anticipate that if our cash and cash equivalents are insufficient to satisfy our liquidity requirements, we will require additional funding to sustain our ongoing operations and to continue our research and development activities.

We have funded most of our activities through sales of our securities to investors. Eventual success of the Company and generation of positive cash flow will be dependent upon the extent of commercialization of products using the Company’s technology. We can give no assurances that we will generate sufficient cash flows in the future (through sales of our common stock, exercise of options and warrants, royalty fees, or otherwise) to satisfy our liquidity requirements or sustain future operations, or that additional funding, if required, will be available when needed or, if available, on favorable terms.

History of Operating Losses.

We have experienced net losses from operations, and we may continue to incur net losses from operations in the future. We have incurred substantial costs and expenses in researching and developing our electrokinetic technology. As of March 31, 2019, we had a cumulative net loss of $6.8 million since our inception. Our net loss was approximately $4.3 million and $1.2 million during the years ended March 31, 2019 and 2018, respectively (which includes non-cash accounting charges during the years ended March 31, 2019 and 2018, of approximately $2.7 million and $0.7 million, respectively, resulting from stock-based compensation expenses related to our stock options, amortization of our debt discount related to our convertible notes, the change in fair value of our warrant liability, and depreciation and amortization.

We expect to continue to incur losses from operations and negative cash flows, which raise substantial doubt about our ability to continue as a Going Concern.

We anticipate incurring additional losses until such time, if ever, that we can obtain marketing approval to sell, and then generate significant sales, of our technology that is currently in development. Substantial additional financing will be needed by the Company to fund our operations and to develop and commercialize our technology. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

We will seek to obtain additional capital through the sale of debt or equity financings or other arrangements to fund operations; however, there can be no assurance that we will be able to raise needed capital under acceptable terms, if at all. The sale of additional equity may dilute existing stockholders and newly issued shares may contain senior rights and preferences compared to currently outstanding shares of common stock. Issued debt securities may contain covenants and limit our ability to pay dividends or make other distributions to stockholders. If we are unable to obtain such additional financing, future operations would need to be scaled back or discontinued. Due to the uncertainty in the Company’s ability to raise capital, we believe that there is substantial doubt in our ability to continue as a going concern.

We may not generate sufficient cash flows to cover our operating expenses.

As noted above, we have incurred recurring losses since inception and expect to continue to incur losses as a result of costs and expenses related to our research and continued development of our technology and our corporate general and administrative expenses. Our limited capital resources and operations to date have been substantially funded through sales of our securities. As of March 31, 2019, we had negative working capital of approximately $3.9 million, cash of approximately $0.1 million, shareholders’ deficit of approximately $3.4 million and an accumulated deficit of approximately $6.8 million. In the event that we are unable to generate sufficient cash from our operating activities or raise additional funds, we may be required to delay, reduce or severely curtail our operations or otherwise impede our on-going business efforts, which could have a material adverse effect on our business, operating results, financial condition and long-term prospects.

We have never declared a cash dividend and do not intend to declare a cash dividend in the foreseeable future.

We have never declared or paid cash dividends on our common stock. Payment of dividends on our common stock is within the discretion of our Board of Directors and will depend upon our future earnings, capital requirements, financial condition and other relevant factors. We do not anticipate declaring or paying any cash dividends on our common stock in the foreseeable future.

We do not directly manufacture products using Electrokinetic technology. We currently rely upon the activities of our licensees and their customers in order to be profitable.

We do not directly manufacture products using electrokinetic (EK) technology. We currently depend upon the activities of our licensees in order to be profitable. It will be up to our licensees to decide when and if they will introduce products using electrokinetic technology, we cannot predict when and if our licensees will generate substantial sales of such products. We have agreements with two companies to evaluate our electrokinetic technology to determine the feasibility to manufacture and distribute the CEK Film to the automotive market. Other companies are also evaluating electrokinetic technology for use in various products. While we expect that our licensees would be primarily responsible for manufacturing and marketing electrokinetic products and components, we are also engaging in market development activities to support partners to build the smart glass industry. We cannot control whether or not our licensees will develop electrokinetic products. There is no guarantee when or if our licensees will successfully produce any commercial product using electrokinetic technology in sufficient quantities to make the Company profitable.

Electrokinetic products face intense competition, which could affect our ability to increase our revenues.

The market for electrokinetic products is intensely competitive and we expect competition to increase in the future. We compete based on the functionality and the quality of our product. Many of our current and potential competitors have significantly greater financial, technical, marketing and other resources than we have. In addition, many of our competitors have well-established relationships with our current and potential customers and have extensive knowledge of our industry. If our competitors develop new technologies or new products, improve the functionality or quality of their current products, or reduce their prices, and if we are unable to respond to such competitive developments quickly either because our research and development efforts do not keep pace with our competitors or because of our lack of financial resources, we may be unable to compete effectively.

Declining production of automobiles and real estate could harm our business.

Our commercialization efforts could be negatively impacted if the global production of automobiles and real estate construction declines significantly. If such commercialization is reduced, our revenues, results of operations and financial condition could be negatively impacted.

We are dependent on key personnel.

Our continued success will depend, to a significant extent, on the services of our directors, executive management team, key personnel and certain key scientists. If one or more of these individuals were to leave the Company, there is no guarantee that we could replace them with qualified individuals in a timely or economically satisfactory manner or at all. The loss or unavailability of any or all of these individuals could harm our ability to execute our business plan, maintain important business relationships and complete certain product development initiatives, which would have a material adverse effect on our business, results of operations and financial conditions.

Dependence on electrokinetic technology.

Because electrokinetic technology is the only technology we work with, our success depends upon the viability of electrokinetic technology which has yet to be fully proven. We have not fully ascertained the performance and long-term reliability of our technology, and therefore there is no guarantee that our technology will successfully be incorporated into all of the products which we are targeting for use of electrokinetic technology. We expect that different product applications for electrokinetic technology will have different performance and reliability specifications. We expect that our licensees will primarily be responsible for reliability testing, but that we may also continue to do reliability testing so that we can more effectively focus our research and development efforts toward constantly improving the performance characteristics and reliability of products using electrokinetic technology.

Our patents and other protective measures may not adequately protect our proprietary intellectual property, and we may be infringing on the rights of others.

Our intellectual property, particularly our proprietary rights in our electrokinetic technology, is critical to our success. We have licensed various patents, and filed other patent applications, for various applications and aspects of our electrokinetic technology. In addition, we generally enter into confidentiality and invention agreements with our employees and consultants. Such patents and agreements and various other measures we take to protect our intellectual property from use by others may not be effective for various reasons generally applicable to patents and their granting and enforcement. In addition, the costs associated with enforcing patents, confidentiality and invention agreements or other intellectual property rights may be expensive. Our inability to protect our proprietary intellectual property rights or gain a competitive advantage from such rights could harm our ability to generate revenues and, as a result, our business and operations.

We are currently in breach of our IP agreement with HP.

Our IP agreement with HP required payment of a $100,000 research license fee by April 20, 2019. As we have not yet made such payment, we are in breach of the agreement and HP has the right to terminate the agreement. Though we do not expect HP to exercise such termination right, if it chooses to do so, our business would be materially hindered.

Risks Related to our Common Stock and this Offering

An active trading market for our common stock may not develop.

Our common stock has not been listed on any national securities exchange prior to this offering and has not been quoted on The OTC Bulletin Board or any of the marketplaces of OTC Link.  We cannot predict the extent to which investor interest in us will lead to the development of an active public trading market or how liquid that public market may become.

Additionally, because the quoted price of our common stock is less than $5.00 per share, our common stock is considered a “penny stock,” and trading in our common stock is subject to the requirements of Rule 15g-9 under the Exchange Act.  Under this rule, broker/dealers who recommend low-priced securities to persons other than established customers and accredited investors must satisfy special sales practice requirements, including making an individualized written suitability determination for the purchaser and receiving the purchaser’s written consent prior to the transaction.  Securities and Exchange Commission regulations also require additional disclosure in connection with any trades involving a “penny stock,” including the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and its associated risks.  These requirements severely limit the liquidity of securities in the secondary market because few brokers or dealers are likely to undertake these compliance activities and this limited liquidity will make it more difficult for an investor to sell his shares of our common stock in the secondary market should the investor wish to liquidate the investment.  In addition to the applicability of the penny stock rules, other risks associated with trading in penny stocks could also be price fluctuations and the lack of a liquid market.

Our stock price may be volatile, which could result in substantial losses to investors and litigation.

In addition to changes to market prices based on our results of operations and the factors discussed elsewhere in this “Risk Factors” section, the market price of and trading volume for our common stock may change for a variety of other reasons, not necessarily related to our actual operating performance.  The capital markets have experienced extreme volatility that has often been unrelated to the operating performance of particular companies.  These broad market fluctuations may adversely affect the trading price of our common stock.  In addition, the average daily trading volume of the securities of small companies can be very low, which may contribute to future volatility.  Factors that could cause the market price of our common stock to fluctuate significantly include:

●	the results of operating and financial performance and prospects of other companies in our industry;

●	strategic actions by us or our competitors, such as acquisitions or restructurings;

●	announcements of innovations, increased service capabilities, new or terminated customers or new, amended or terminated contracts by our competitors;

●	the public’s reaction to our press releases, other public announcements, and filings with the Securities and Exchange Commission;

●	lack of securities analyst coverage or speculation in the press or investment community about us or market opportunities in the telecommunications services and staffing industry;

●	changes in government policies in the United States and, as our international business increases, in other foreign countries;

●	changes in earnings estimates or recommendations by securities or research analysts who track our common stock or failure of our actual results of operations to meet those expectations;

●	market and industry perception of our success, or lack thereof, in pursuing our growth strategy;

●	changes in accounting standards, policies, guidance, interpretations or principles;

●	any lawsuit involving us, our services or our products;

●	arrival and departure of key personnel;

●	sales of common stock by us, our investors or members of our management team; and

●	changes in general market, economic and political conditions in the United States and global economies or financial markets, including those resulting from natural or man-made disasters.

Any of these factors, as well as broader market and industry factors, may result in large and sudden changes in the trading volume of our common stock and could seriously harm the market price of our common stock, regardless of our operating performance.  This may prevent you from being able to sell your shares at or above the price you paid for your shares of our common stock, if at all.  In addition, following periods of volatility in the market price of a company’s securities, stockholders often institute securities class action litigation against that company.  Our involvement in any class action suit or other legal proceeding could divert our senior management’s attention and could adversely affect our business, financial condition, results of operations and prospects.

The sale or availability for sale of substantial amounts of our common stock could adversely affect the market price of our common stock.

Sales of substantial amounts of shares of our common stock after the completion of the offering, or the perception that these sales could occur, could adversely affect the market price of our common stock and could impair our future ability to raise capital through common stock offerings. Following this offering, our executive officers and directors will still beneficially own, collectively, a substantial percentage of our outstanding common stock.  If one or more of them were to sell a substantial portion of the shares they hold, it could cause our stock price to decline.

In addition, as of March 31, 2019, there were outstanding warrants to purchase an aggregate of 4,092,394 shares of our common stock at a weighted-average exercise price of $1.15 per share, all of which were exercisable as of such date. The exercise of options at prices below the market price of our common stock could adversely affect the price of shares of our common stock. Additional dilution may result from the issuance of shares of our capital stock in connection with acquisitions or in connection with other financing efforts. Any issuance of our common stock that is not made solely to then-existing stockholders proportionate to their interests, such as in the case of a stock dividend or stock split, will result in dilution to each stockholder.

We are controlled by a small group of our existing stockholders, whose interests may differ from other stockholders. Our executive officers and directors will significantly influence our activities, and their interests may differ from your interests as a stockholder.

Following this offering, our executive officers and directors will still beneficially own, collectively, a substantial percentage of our outstanding common stock.

Accordingly, these stockholders have had, and will continue to have, significant influence in determining the outcome of any corporate transaction or any other matter submitted for approval to our stockholders, including mergers, consolidations and the sale of our assets, director elections and other significant corporate actions.  They will also have significant influence in preventing or causing a change in control of our company.  In addition, without the consent of these stockholders, we could be prevented from entering into transactions that could be beneficial to us.  The interests of these stockholders may differ from your interests as a stockholder, and they may act in a manner that advances their best interests and not necessarily those of other stockholders.

Our certificate of incorporation and bylaws, and certain provisions of Delaware corporate law, contain provisions that could delay or prevent a change in control even if the change in control would be beneficial to our stockholders.

Delaware law, as well as our certificate of incorporation and bylaws, contain anti-takeover provisions that could delay or prevent a change in control of our company, even if the change in control would be beneficial to our stockholders. These provisions could lower the price that future investors might be willing to pay for shares of our common stock. These anti-takeover provisions:

●	authorize our board of directors to create and issue, without stockholder approval, preferred stock, thereby increasing the number of outstanding shares, which can deter or prevent a takeover attempt;

●	prohibit stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders;

●	establish a three-tiered classified board of directors requiring that not all members of our board be elected at one time;

●	establish a supermajority requirement to amend our amended and restated bylaws and specified provisions of our amended and restated certificate of incorporation;

●	prohibit cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates;

●	establish limitations on the removal of directors;

●	empower our board of directors to fill any vacancy on our board of directors, whether such vacancy occurs as a result of an increase in the number of directors or otherwise;

●	provide that our board of directors is expressly authorized to adopt, amend or repeal our bylaws;

●	provide that our directors will be elected by a plurality of the votes cast in the election of directors;

●	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by our stockholders at stockholder meetings; and

●	limit the ability of our stockholders to call special meetings of stockholders.

If equity research analysts do not publish research or reports about our business, or if they issue unfavorable commentary or downgrade our common stock, the market price of our common stock will likely decline.

The trading market for our common stock will rely in part on the research and reports that equity research analysts, over whom we have no control, publish about us and our business.  We may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the market price for our common stock could decline. In the event we obtain securities or industry analyst coverage, the market price of our common stock could decline if one or more equity analysts downgrade our common stock or if those analysts issue unfavorable commentary, even if it is inaccurate, or cease publishing reports about us or our business.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements under “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” and elsewhere in this prospectus constitute forward-looking statements. These statements involve risks known to us, significant uncertainties, and other factors which may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by those forward-looking statements.

You can identify forward-looking statements by the use of the words “may,” “will,” “should,” “could,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “intends,” “potential,” “proposed,” or “continue” or the negative of those terms. These statements are only predictions. In evaluating these statements, you should specifically consider various factors, including the risks outlined above. These factors may cause our actual results to differ materially from any forward-looking statement.

Although we believe that the exceptions reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares of our common stock by the selling stockholders.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDERS MATTERS

Market for Common Stock

Our common stock is not traded on any exchange. There is no trading activity in our securities and there can be no assurance that a regular trading market for our common stock will ever be developed.

Holders

As of March 31, 2019, there were 15 holders of record of our common stock.

Dividend Policy

We have never paid or declared any dividend on our common stock and we do not anticipate paying cash dividends in the foreseeable future.

Securities authorized for issuance under equity compensation plans

As of March 31, 2019, there are 16,500,000 shares authorized under the Equity Incentive plan.

On June 14, 2019, our Board of Directors adopted and approved the most recent amendment to our 2016 Equity Incentive Plan (the “Incentive Plan”). The Incentive Plan allows for awards of stock options, restricted stock grants and share appreciation rights for up to 22,000,000 shares of common stock.

Options granted in the future under the Incentive Plan are within the discretion of our board of directors. The following table summarizes the number of shares of our common stock authorized for issuance under our equity compensation plans.

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options	(b) Weighted- Average Exercise Price of Outstanding Options	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	5,813,500	N/A	16,186,500
Equity compensation plans not approved by security holders	0	N/A	0
Total	5,813,500	N/A	16,186,500

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the financial statements and related notes thereto included elsewhere in this report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the section titled “Risk Factors” included elsewhere in this report.

Management’s plans and basis of presentation:

Crown ElectroKinetics Corp. (the “Company” “we”, “our”, or “us”), was incorporated in the State of Delaware on April 20, 2015. Effective October 6, 2017, the Company’s name was changed to Crown ElectroKinetics Corp. from 3D Nanocolor Corp. (“3D Nanocolor”).

On April 22, 2016, Marathon Patent Group (“Marathon”), owned 5,800,000 shares of 3D Nanocolor’s common stock and 3D Nanocolor was a wholly owned subsidiary of Marathon. On August 22, 2017, Marathon entered into a Retention Agreement with Doug Croxall, Marathon’s Chief Executive Officer and Chairman of the Board of Directors (the “Retention Agreement”). As part of the Retention Agreement, Mr. Croxall received all of the outstanding shares of 3D Nanocolor’s common stock held by Marathon and 1,000,000 stock warrants which had no value at the time of transfer. On September 29, 2017, Marathon transferred to Mr. Croxall, all of Marathon’s, title and interest in, and its ownership in the common stock of 3D Nanocolor Corp.

The Company is commercializing technology for smart or dynamic glass. The Company’s electrokinetic glass technology is an advancement on microfluidic technology that was originally developed by Hewlett-Packard Company.

On January 31, 2016, we entered into an Intellectual Property (“IP”), agreement with Hewlett-Packard Development Company, L.P. and HP, Inc., collectively (“HP”), to acquire a research license to determine the feasibility of incorporating HP’s electro-kinetic display technology in our products. Under the terms of the agreement, the license is to be used for research purposes only, has a purchase price of $200,000 for the technology and has a two year closing date. On April 12, 2016 the Company and HP entered into the first amendment to the agreement, which reduced the purchase price of the technology to $175,000, of which $75,000 was payable upon completion of the technology transfer and $100,000 was payable upon the first anniversary of the agreement’s effective date. The sales agreement entered into with HP concurrently with the first amendment to the agreement allocated $25,000 of the $200,000 purchase price to acquire equipment to be used in the research. On May 1, 2017, the Company and HP entered into the second amendment to the agreement which increased the purchase price for the technology to $375,000 and extended the closing date to January 31, 2020. Of such $375,000, $75,000 is payable upon completion of the technology transfer, $100,000 is payable upon the first anniversary of the agreement’s effective date, $100,000 is payable upon the second anniversary of the agreement’s effective date and $100,000 is payable upon the third anniversary of the agreement’s effective date. On March 10, 2019, the Company and HP entered into the third amendment to the agreement, which extended the closing date to January 31, 2021, enumerated certain intellectual property owned by HP that is not subject to the exclusive license granted to the Company and revised the schedule of fees payable by the Company to HP, such that $100,000 is payable upon the first anniversary of the agreement’s effective date, $100,000 is payable upon the second anniversary of the agreement’s effective date and $100,000 is payable before April 20, 2019. As of July 29, 2019, the remaining $100,000 owed to HP for the research license has not been paid. The agreement grants the Company an option to purchase the related assignable patents at a purchase price of $1.4 million.

Crown’s Research & Development Operation currently occupies 1,500 square feet of space, located on the HP Inc. campus in Corvallis, Oregon in the Advanced Technology and Manufacturing Institute (ATAMI). ATAMI is an academic-industrial research center and business incubator designed to provide an advanced materials development environment to private sector partner tenants performing research and development. The facility includes access to shared state-of-the-art tooling capabilities.  ATAMI has grown to 80,000 square feet since its inception in 2004 and now offers Crown all the space requirements it needs for the foreseeable future.

On November 15, 2017, the Company entered into a license agreement with Asahi Glass Co., Ltd. (“Asahi”). The Asahi agreement provides that the Company will provide samples to be used by Asahi for the sole purpose of determining the feasibility of integrating the Company’s film technology in Asahi’s auto and train glass products. The Company began performing development activities in April of 2018. On February 1, 2019, the Company and Asahi entered into a new license agreement, terminating the prior agreement. Under such new license agreement, the Company will provide samples to be used by Asahi to evaluate the appearance of and measure optical properties of the Company’s film technology. At Asahi’s option, the Company will provide additional samples to be used by Asahi to measure the durability of such sample for the purpose of determining the feasibility of integrating the Company’s film technology in Asahi’s auto and train glass products. The performance related to the new agreement is a continuation of the work being performed as of April 2018.

On August 23, 2017, the Company entered into a collaborative agreement with Eastman Chemical Company (“Eastman”). The Eastman agreement provides that the Company and Eastman will jointly develop electrokinetic films and determine their suitability for commercial use in applied films and interlayers for automobile windows. The Company and Eastman will be exchanging Intellectual Property (“IP”) for the development of the films. The Company began performing development activities in April of 2018.

Results of Operations for the years ended March 31, 2019 and 2018

	Years Ended March 31,
	2019	2018
Revenue	$504,788	$-
Cost of revenue	614,000	-
Research and development	712,116	248,929
Research and development - licenses acquired	-	17,830
Selling, general and administrative	1,791,103	921,575
Other income (expense)	(1,683,322)	(21,978)
Net Loss	$(4,295,753)	$(1,210,312)

Revenue

Revenue for the year ended March 31, 2019 was approximately $0.5 million, consisting of $0.3 million related to our contract with Eastman and $0.2 million related to our contract with Asahi. We are not able to estimate the total amount of development service under an efforts-based perspective and, therefore, the amount of performance that will be required in our contracts cannot be reliably estimated under the proportional performance revenue recognition model. Accordingly, we recognize revenue up to the amount of costs incurred. There was no revenue recognized for the year ended March 31, 2018.

 Cost of Revenue

Cost of revenue for the year ended March 31, 2019 was approximately $0.6 million and directly correlated to the revenue recognized related to our contracts with Eastman and Asahi. There was no cost of revenue recognized for the year ended March 31, 2018.

Research and Development (including licenses acquired)

Research and development (“R&D”), expenses, were $0.7 million for the year ended March 31, 2019 compared to $0.3 million for the year ended March 31, 2018. The increase of $0.4 million is primarily related to stock-based compensation expenses recognized for stock options issued to our employees and officers. During the year ended March 31, 2018, we recorded approximately $18,000 of R&D licenses acquired for legal fees incurred related to patent applications.

Selling, General and Administrative

Selling, general and administrative (“SG&A”) expenses were $1.8 million and $0.9 million for the years ended March 31, 2019 and 2018, respectively. The $0.9 million increase in SG&A expenses was primarily attributable to employee compensation and related expenses, stock-based compensation expenses and professional fees.

Other Income (Expense)

Other expense was $1.7 million for the year ended March 31, 2019 compared with other expense of $22,000 for the year ended March 31, 2018. The $1.7 million increase in other expense is primarily attributable to $1.1 million of interest expense and $0.6 million for the change in fair value of warrant liabilities related to our convertible notes.

Liquidity

Going Concern

We have incurred substantial operating losses since our inception, and we expect to continue to incur significant operating losses for the foreseeable future, and may never become profitable. We had an accumulated deficit of approximately $6.8 million and $2.5 million at March 31, 2019 and 2018, respectively, a net loss of approximately $4.3 million and $1.2 million, and approximately $1.6 million and $0.4 million of net cash used in operating activities for the years ended March 31, 2019 and 2018, respectively.

We anticipate incurring additional losses until such time, if ever, that we can obtain marketing approval to sell, and then generate significant sales, of our technology that is currently in development. Substantial additional financing will be needed by the Company to fund our operations and to develop and commercialize our technology. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

We will seek to obtain additional capital through the sale of debt or equity financings or other arrangements to fund operations; however, there can be no assurance that we will be able to raise needed capital under acceptable terms, if at all. The sale of additional equity may dilute existing stockholders and newly issued shares may contain senior rights and preferences compared to currently outstanding shares of common stock. Issued debt securities may contain covenants and limit our ability to pay dividends or make other distributions to stockholders. If we are unable to obtain such additional financing, future operations would need to be scaled back or discontinued. Due to the uncertainty in the Company’s ability to raise capital, we believe that there is substantial doubt in our ability to continue as a going concern for twelve months from the date of issuance of the financial statements.

Cash Flows

	Years Ended March 31,
	2019	2018
Cash and cash equivalents at the beginning of the period	$168,222	$7,165
Net cash used in operating activities	(1,615,485)	(370,649)
Net cash used in investing activities	(109,290)	(50,000)
Net cash provided by financing activities	1,656,000	581,706
Cash and cash equivalents at the end of the period	$99,447	$168,222

Operating Activities

For the year ended March 31, 2019, net cash used in operating activities was $1.6 million, which primarily consisted of our net loss of $4.3 million, adjusted for non-cash expenses of $2.7 million including, $1.0 million of stock-based compensation expenses, $1.0 million of amortization related to the debt discount recognized for our convertible notes payable and $0.6 million for the change in fair value of our warrant liability. The net change in operating assets and liabilities was nominal.

For the year ended March 31, 2018, net cash used in operating activities was $0.4 million, which primarily consisted of our net loss of $1.2 million, adjusted for non-cash expenses of $0.7 million including, $0.6 million of stock-based compensation expenses and $0.1 million related to depreciation and amortization expenses, and research and development license fees, and change in operating assets and liabilities of $0.3 million. The net cash provided by operating assets and liabilities was primarily due to an increase in deferred revenue of $0.2 million recorded for the upfront payments received from our contracts with customers offset by a decrease in accounts payable and accrued expenses of approximately $100,000. The decrease in accounts payable and accrued expenses is primarily due to the reversal of a severance accrual of $180,000 for amounts owed to related parties.

Investing Activities

For the year ended March 31, 2019, net cash used in investing activities was $0.1 million, related to the purchase of computer equipment and computer software.

For the year ended March 31, 2018, net cash used in investing activities was $50,000 for our research license agreement with HP.

Financing Activities

For the year ended March 31, 2019, net cash provided by financing activities was $1.7 million. The net cash provided is primarily related to $1.8 million of proceeds received from the issuance of our senior secured convertible notes and the related stock warrants, offset by a payment of $0.1 million related to our senior secured promissory note.

For the year ended March 31, 2018, net cash provided by financing activities was $0.6 million. The net cash provided is related to proceeds of $0.3 million received from the issuance of our senior secured convertible note and the related stock warrants, $250,000 received from the issuance of our senior secured promissory note and $50,000 received from the issuance of other notes, as well as a capital contribution from our parent company of $17,000.

Off-balance sheet arrangements

We did not have any off-balance sheet arrangements during the periods presented, and we do not currently have any off-balance sheet arrangements, as defined in the SEC rules and regulations.

Critical accounting policies and significant judgments and estimates

Our financial statements are prepared in accordance with generally accepted accounting principles in the United States, or GAAP. The preparation of our financial statements requires us to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, costs and expenses. We base our estimates and assumptions on historical experience and other factors that we believe to be reasonable under the circumstances. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates. Our most critical accounting policies are summarized below. See Note 3 to our financial statements beginning on page F-1 of this prospectus for a description of our other significant accounting policies.

Revenue Recognition

We recognize revenue when the following four basic criteria are met:

(1) a contract has been entered into with a customer or persuasive evidence of an arrangement exists,

(2) delivery has occurred or services rendered,

(3) the fee is fixed or determinable, and

(4) collectability is reasonably assured.

We are not able to estimate the total amount of development service under an efforts-based perspective and, therefore, the amount of performance that will be required in its contracts cannot be reliably estimated under the proportional performance revenue recognition model. Accordingly, we recognize revenue up to the amount of costs incurred.

 Deferred Revenue

We recorded no deferred revenue for the year ended March 31, 2019. We received upfront payments totaling $225,000 for the year ended March 31, 2018. The upfront payments consisted of $125,000 received from Eastman in August of 2017, and $100,000 received from Asahi in January of 2018. Because the payments were received in advance of performing any work specified in the contracts, we recognized deferred revenue of $225,000 as of March 31, 2018. Accordingly, we have no revenue from contracts with customers for the year ending March 31, 2018.

Stock-based compensation

We measure and recognize compensation expense for all options based on the estimated fair value of the award on the grant date. We use the Black-Scholes option-pricing model to estimate the fair value of option awards. The fair value is recognized as expense on a straight-line basis over the requisite service period. We account for forfeitures as they occur. We recognize expense for awards where vesting is subject to a market or performance condition based on the derived service period. Expense for awards with performance conditions would be estimated and adjusted on a quarterly basis based upon our assessment of the probability that the performance condition will be met.

The determination of the grant date fair value of options using an option pricing model is affected principally by our estimated fair value of shares of our common stock and requires management to make a number of other assumptions, including the expected life of the option, the volatility of the underlying shares, the risk-free interest rate and expected dividends. The assumptions used in our Black-Scholes option-pricing model represent management’s best estimates at the time of measurement. These estimates are complex, involve a number of variables, uncertainties and assumptions and the application of management’s judgment, as they are inherently subjective. If any assumptions change, our stock-based compensation expense could be materially different in the future.

These assumptions are estimated as follows:

●	Fair Value of Common Stock. As our common stock has not historically been publicly traded, we estimated the fair value of common stock. See “Fair Value of Common Stock” and “Common Stock Valuation Methodology” sections.

●	Expected Term. The expected term represents the period that our options are expected to be outstanding. We calculated the expected term using the simplified method for options based on the average of each option’s vesting term and the contractual period during which the option can be exercised, which is typically 10 years following the date of grant.

●	Expected Volatility. The expected volatility was based on the historical share volatility of several of our comparable publicly traded companies over a period of time equal to the expected term of the options, as we do not have any trading history to use the volatility of our own common stock.

●	Risk-Free Interest Rate. The risk-free interest rate was based on the yields of U.S. Treasury securities with maturities appropriate for the term of the award.

●	Expected Dividend Yield. We have not paid dividends on our common stock nor do we expect to pay dividends in the foreseeable future.

Fair Value of Common Stock

Historically, for all periods prior to this offering, the fair values of the shares of common stock underlying our options were estimated on each grant date by our board of directors. In order to determine the fair value, our board of directors considered, among other things, contemporaneous valuations of our common stock and preferred stock prepared by unrelated third-party valuation firms in accordance with the guidance provided by the American Institute of Certified Public Accountants 2013 Practice Aid, Valuation of Privately-Held- Company Equity Securities Issued as Compensation, or the Practice Aid. Given the absence of a public trading market of our capital stock, our board of directors exercised reasonable judgment and considered a number of objective and subjective factors to determine the best estimate of the fair value of our common stock, including:

●	contemporaneous third-party valuations of our common stock;

●	the prices, rights, preferences and privileges of our preferred stock relative to our common stock;

●	our business, financial condition and results of operations, including related industry trends affecting our operations;

●	the likelihood of achieving a liquidity event, such as an initial public offering or sale of our company, given prevailing market conditions;

●	the lack of marketability of our common stock;

●	the market performance of comparable publicly traded companies; and

●	U.S. and global economic and capital market conditions and outlook.

Recent accounting pronouncements

See Note 3 to our financial statements beginning on page F-1 of this prospectus for a description of recent accounting pronouncements applicable to our financial statements.

Qualitative and Quantitative Disclosures about Market Risk

Our primary exposure to market risk is interest rate sensitivity, which is affected by changes in the general level of U.S. interest rates.

Inflation generally affects us by increasing our cost of labor and clinical trial costs. We do not believe that inflation had a material effect on our business, financial condition or results of operations during the years ended March 31, 2019 and 2018.

JOBS Act Transition Period

As an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012, we can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are electing to delay our adoption of such new or revised accounting standards. As a result of this election, our financial statements may not be comparable to the financial statements of other public companies.

BUSINESS

Overview

General

As used herein, “we,” “us,” “our,” the “Company,” “Crown ElectroKinetics,” or “Crown EK” means Crown ElectroKinetics Corporation unless otherwise indicated. Crown EK operates in a single business segment which is engaged in the research and development and marketing of technology and devices to control the flow of light through our optical switching film (“EK” or “EK technology”) that can be embedded between or applied to the surface of glass making possible the electronic control of the tint level. Our EK technology originated and was patented by Hewlett-Packard Company (“HP”).

Electrokinetic Film Technology

Electrokinetic (EK) film technology employs an optical switching film that can be applied to glass surfaces in windows or doors enabling electronic control of the color and tint. Crown’s electrokinetic film (“CEK Film”) derived from ink and microfluidic technology developed at HP. The technology utilizes nanometer-sized pigment particles that are electrically charged and suspended in a liquid sandwiched between two flexible clear plastic substrates. A transparent conductor is deposited on the inside surfaces of the plastic films. In a non-energized state, the suspended pigment particles are distributed uniformly between the plastic films, and will absorb, transmit, or reflect light depending on the properties of the suspended pigment. When the proper electrical signal is applied to the conductive layers, an electrical field is created and the charged pigment particles collect in micro-embossed holes in a layer of polymer resin over the transparent conductor surface. As the charged pigment particles are collected, the fluid becomes highly transparent (light state). By applying a different electrical signal, the pigment can be dispersed back into the fluid to achieve the desired color density.

The processing of the plastic films uses roll-to-roll (R2R) processing equipment to make the completed film. There are three basic steps to making the film using R2R equipment.

1)	Transparent conductor deposition using vacuum sputtering of indium-tin oxide (ITO) on polyethylene terephthalate (PET) plastic. The ITO/PET film can be provided by a number of suppliers. Millions of square feet of ITO on PET are currently provided for nearly all capacitance-based display touch screens.

2)	Multi-level 3D pattern is embossed on one of the two plastic films using an UV curable resin. An example of the embossed pattern is shown in Figure 2. The R2R embossing processing can be completed by various plastic film companies.

Figure 3. Optical Profilometry Image of 3D Embossed Film

3)	The final R2R process is to laminate the two layers of PET together with the pigment-containing fluid. The film will be laminated such that the containment structure is adhered to the opposite layer of plastic to prevent leakage of the fluid. The fluid contains nanometer-sized pigment particles which are suspended in the fluid to ensure that gravity does not affect the suspension. Black pigment is suspended in a non-polar fluid. Other colorants including cyan, magenta, and yellow are also possible. Currently, one pigment colorant at a time is chosen for a given electronic fluid, although multiple colorants in the same fluid have been demonstrated using this technology.

The electronic film can be laminated between glass and incorporated in new window construction as well as applied to the interior pane of some existing windows. The film will be manufactured using roll-to-roll processing methods which the Company believes will have an inherently lower manufacturing cost compared to sheet-based processing methods used on more complex films like electrochromic glass.

Integration with Glass

Our film can be cut to the desired window size with standard laser cutting tooling. An edge sealant material like a UV epoxy and/or silicone can be used to protect the edge from damage during subsequent processing. The plastic film will be laminated between glass for new glass applications using standard lamination methods and materials already developed by the glass industry. The electrical connection is simply two wires connected to a single small area to each ITO surface. The wires will be routed through the IGU edge seal and can be connected to a control/power unit attached to the IGU for individual window control. Also, the control wires can be connected to a system that is routed in the walls of a building connecting to whole-building HVAC control systems. Because the overall power requirements are low, measured in the milliwatt per square meter of film, local batteries in the control unit and/or a small solar cell could be used to power the EK window film. The control module may also contain a low power wireless technology like Bluetooth that can be tied to the local internet connection or allow direct wireless control from any smart device.

Intellectual Property

Crown EK was incorporated in Delaware in 2015. We entered into an agreement with Hewlett-Packard Company in January 2016 to license, with a right to acquire, the rights to the underlying technology and related intellectual property and other assets. HP spent six years developing this color reflective display technology to produce a new electronic media designed with low power, excellent viewing angle and fast switching speed to replace printed-paper.

Since 2016, Crown EK has actively worked to develop and license its EK technology, which it protects using patents, trade secrets and know-how. Although patent and trade secret protection are not a guarantee of commercial success, Crown EK currently licenses seven patents that have been issued in the US. In addition, the Company has current patent applications in the US and other countries that if granted, would add three additional patents to its portfolio. The Company has and continues to devote significant resources to develop, license and protect its intellectual property position.

Crown EK continues to make substantial investments to develop, license and protect its intellectual property position. Crown EK currently licenses from Hewlett-Packard Company seven patents that have been issued in the US, which the Company has the option to purchase prior to January 31, 2021 for a price of $1.4 million. In addition, the Company has current patent applications in the US and other countries that if granted, would add three additional patents to its portfolio. The Company’s United States patents expire at various dates from March 26, 2029 through September 26, 2032.

U.S. Patent No.	Title
8018642	ELECTRO-OPTICAL DISPLAY
8183757	DISPLAY ELEMENT
8184357	DISPLAY ELEMENT
8331014	PIGMENT-BASED INKS
8384659	DISPLAY ELEMENT INCLUDING ELECTRODES AND A FLUID WITH COLORANT PARTICLES
8432598	TRANSPARENT CONDUCTOR STRUCTURE
8896906	INKS INCLUDING BLOCK COPOLYMER GRAFTED PIGMENTS VIA AZIDE CHEMISTRY
Provisional # 62/086296	Easily-Scalable and Grayscale-Capable Two Particle Electrophoretic Optical Device
Provisional # 62/095308	Multi-mode Smart Windows
Application # PCT/US2015/63365	Easily-scalable and Grayscale-capable Two-particle Electrophoretic Optical Device
Application # PCT/US2015/63390	Easily-scalable and Grayscale-capable Two-particle Electrophoretic Optical Device

The Company believes that its electrokinetic technology is adequately protected by its patent position and by its proprietary technological know-how. However, the validity of the Company’s patents has never been contested in any litigation. The Company also possesses know-how and relies on trade secrets and nondisclosure agreements to protect its technology. The Company requires any employee, consultant, or licensee having access to its confidential information to execute an agreement whereby such person agrees to keep such information confidential.

Business Model

We intend to develop and license our patented EK Technology under the name CEK Film. It is our expectation that Crown EK will generate revenue by licensing this technology and other business know-how to our licensees that integrate the technology into their products. Our potential licensees to-date include Eastman Chemical Company and the Asahi Glass Corporation. Both of these companies currently provide solutions in automotive and architectural applications. We expect our future licensees will manufacture and distribute the electrokinetic film that is applied to or laminated in glass as part of sunroofs within automobiles, skylights, windows within residential front doors, and eventually, and with further technical development, the Company intends to market the technology for residential and commercial windows.

Partners and Customers

Crown EK’s business model and market access plans are deeply rooted in leveraging existing film/glass manufactures and distributors with established customer bases. As such, Crown EK intends to partner with industry leading manufacturers of windows and window film who have roll-to-roll manufacturing capabilities to efficiently and inexpensively produce our film. This would allow Crown EK to avoid the capital-intensive costs of existing electrochromic and other competitive alternatives to electrokinetic technology. Crown EK expects to license the film and electronics directly to our partner companies for incorporation in their product offerings. This approach also leverages existing partner sales distribution channels.

We are in discussions with multiple corporations which have expressed an interest in evaluating prototypes and have communicated that the current competitive products offered by other companies have a number of shortcomings that include; 1) being far too expensive for market-wide adoption, 2) minimal color offerings that are not aesthetically appealing, and 3) expensive and excessive power requirements.

The Company has entered into two agreements covering its electrokinetic technology to-date. Asahi Glass and Eastman Chemical are evaluating Crown’s technology to determine the feasibility of manufacturing and distributing the Company’s CEK Film in the automotive market.

The EK film gives users the ability to quickly regulate the amount of tint/color of the window, skylight, or sunroof. Very low power is required to operate our EK film as well as a resulting lower cost to integrate due to diminished infrastructure requirements. Our EK film can be incorporated between two layers of glass to produce a laminate that has enhanced energy efficiency, light-control and privacy.

Our licensees consider the stage of development, product introduction strategies and timetables, and other plans to be proprietary and secret. Unless required to disclose such information, the Company may limit its disclosure of licensees’ activities until such licensees, or their customers, make their own public announcements of planned or actual product launches.

Since our incorporation in January 2016, the Company devoted substantially all of its time to the development of our electrokinetic technology. The Company does not plan to directly manufacture products on its own, but rather depends on the activities of its licensees and manufacturing partners. The one exception is the manufacturing of the electrokinetic ink and electronic driver designs, which constitute part of the Company’s intellectual property trade secrets. Due to the nature of the Company’s business operations and the fact that the Company is not primarily a manufacturer, there is no backlog of orders for the Company’s products. The Company believes that compliance with federal, state and local provisions, which have been enacted or adopted regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment, will not have a material effect upon the capital expenditures, earnings and competitive position of the Company. The Company has no material capital expenditures for environmental control facilities planned for the remainder of its current fiscal year or its next succeeding fiscal year.

Smart Glass Industry Trends

There are favorable converging global trends in the major near-term markets for “smart glass” products. In both public and private sectors across the world, there are substantial efforts targeted toward the promotion and use of energy efficient smart glass materials, including those used in automobiles, windows and other architectural glazings, aircraft and boats.

In September 2017, Markets and Markets issued Smart Glass Market by Technology (Suspended Particle Display, Electrochromic, Liquid Crystal, Photochromic, Thermochromic), Application (Architecture, Transportation, Consumer Electronics), and Geography - Global Forecast to 2023. This market research report concludes that the smart glass market is expected to grow from USD $2.8 Billion in 2016 to reach USD $8.35 Billion by 2023, with a growth rate of 16.6% between 2017 and 2023. The study concluded that:

Key factors driving the growth of this market are the growing demand for smart glass in automobile applications, strong government support through mandates and legislation for energy-efficient construction, and optimal energy saving through smart glass applications.

Crown EK believes that the smart glass industry is in the initial phase of growth. EK light-control technology may have commercial applicability in many products where variable light-control is desired. Some existing product applications for electrokinetic film include the following:

●	Automotive: sunroofs and sun visors for the current generation of our EK film. In the future, after considerable research and development, the Company intends to offer our EK film to be used for side and rear windows;

●	Aerospace and marine: windows, partitions, sun visors, and skylights for the current generation of our EK film; and

●	Architectural: windows contained in and surrounding residential entry doors as well as commercial and residential skylights for the current generation of our EK film. In the future, after considerable research and development, the Company intends to offer our EK film for use in new construction, replacement, and retrofit applications for commercial and residential windows.

Competitive Technologies

The Company believes that our electrokinetic technology has certain performance advantages over other “smart glass” technologies and that pricing and product performance are the two main factors critical to the adoption of smart glass products. Because the non-electrokinetic smart glass technologies listed below do not have published, consistent pricing or cost data that can be relied upon, the Company cannot accurately report its price position relative to these other technologies. In terms of product performance, the Company believes that electrokinetic technology offers numerous advantages over other smart glass technologies as discussed below.

Variable light transmission technologies can be classified into two basic types: “active” technologies that can be controlled electrically by the user either automatically or manually, and “passive” technologies that can only react to ambient environmental conditions such as changes in lighting or temperature. One type of passive variable light transmission technology is photochromic technology; such devices change their level of transparency in reaction to external ultra-violet radiation.

Smart Window Technologies

Technology	Light Transmission Range	Viewing Angle	Switch Time	Power Required (W/m2)	Color Capability
EC - Electrochromic	2% - 62% or 1% - 52%	180º	5 – 40 min Size Dependent	0.6 – 2	Clear = Yellow Dark = Blue
SPD – Suspended Particles in polymer	3% - 62% or 1% - 49%	~100º at ½ light	1 – 5 sec	1.2 – 1.4	Clear = Bluish Dark = Blue
PDLC – Polymer Dispersed Liquid Crystal	Doesn’t directly control light. Scatters the image for privacy. Not useable for sun-facing windows.	~120º	~1 – 3 sec	5 - 20	White only unless a tinted plastic is then permanent under all condition
TC - Thermochromic	10% - 50%	180º	Passive – No electrical control. > 5 min	NA	Dark = Blue/Gray
EK – Electrokinetic	2% - >70%	180º	1 – 2 sec	0.002	True black, virtually any single color

Electrochromic Glass

Electrochromic technology has been used as a light absorbing technology for rear view mirrors in automobiles for decades, and more recently for large-scale windows. The speed of the change is directly related to the size of the window area defined by the electrode design. Large windows take about 40 minutes to change at nominal temperatures. If the glass is cold, the time will increase. Also, the change in the light transmission will not be uniform across the window. It will vary from center to edge, dependent on the distance from the current source which is typically a low resistance conductive material connected to the TCO layers. The larger the area, the more non-uniform the change of state. The energy savings of EC smart windows is when the technology is placed on the outside window of a dual-pane integrated glass unit (IGU).

The various thin films are typically vacuum deposited directly on “defect-free” glass. Any defect in the various layers or from the glass surface can result in an area that doesn’t respond correctly. The typical investment required for a large window electrochromic factory is over $200 million, due to the large-scale vacuum equipment required, low particulate cleanroom required, and the relatively slow speed of deposition for all the various layers.

Suspended Particle Glass (SPD)

SPD is a film that has suspended long and narrow particles in a polymer film with layer of ITO on either side to allow generation of an alternating current electrical field to twist the particles from a random state to a near vertical state perpendicular to the ITO plane. In the vertical state light passes through the film and in the random state the light is absorbed by the dark particles. No other types of particles have been created for this type of device. The film responds quickly to the electrical field, however, requires constant AC power to hold the clear state at 7W/m2 of power. Because the SPD film is used on the inside glass it will absorb both visible and IR and radiate the energy to the room. To prevent some of the heat from radiating in the room, the outer glass of the IGU has an Low-E Coatings that rejects a large fraction of the IR spectrum. The film is manufactured on plastic and uses roll-to-roll (R2R) equipment processing. The current width of the R2R equipment is limited to 1 meter and that limits the size of a window that can be made with the material.

Polymer-Dispersed Liquid Crystal (PDLC) Film

PDLC requires an AC electric field to achieve a clear state but can only scatter light in the power-off state. Most of the incoming light is transmitted through the film, which is typically used for interior windows to create privacy. The film has time limits in the clear state as problems with the film may arise when held in the clear state continually. Similar to the SPD film in manufacturing methods using R2R equipment and plastic film with ITO conductor. The film is available from many Far East manufacturing companies with some able to make ~150cm width film. The quality of the film can vary based on the manufacturing company. The film was invented at Kent State University in the 1980’s and the patents have expired.

Thermochromic (TC)

Thermochromic windows use a film that is laminated between two layers of glass. The film contains particles that change color as they are heated. The heat is from light that is absorbed in the window which causes the window to darken. No electrical power is required; hence, this technology is passive and not under user control. It has a limited range of light modulation compared to other smart window technologies. To achieve good solar rejection, the film must be used with a low-e coating on the second glass in the IGU.

Electrokinetic Comparison

Crown EK films combines many of the favorable properties of the other smart window technologies. It has a fast switching time (1-2 sec.) and unlike EC technology, modulation in light level is not area dependent. Electrical power requirements are anticipated to be better because unlike SPD and PDLC technology, an EK film doesn’t need AC power. EK films use DC pulses to change state quickly, allowing for much lower power consumption compared to electrochromic windows. EK films are expected to have good stability, so that when a light level of the film is selected, the film will remain unchanged for several minutes with no electrical power required before requiring very small incremental low energy pulses. Because of the low power requirements, EK films can be powered with batteries or small area solar cells allowing retrofit of existing windows.

EK film uses roll-to-roll (R2R) processing for manufacturing similar to some of the competing technologies. This avoids the high capital cost associated with EC windows which are processed using final cut glass sheets processed under very high vacuum. EK films will cost at least 50% less compared to the cost of the electrochromic glass, the current market leading technology. There are also major differences resulting from the fact that different color nanoparticles can be used in EK film. Furthermore, with EK film it is possible to use multiple colorants in the same film, which has been demonstrated in the recent past under a research project at the University of Cincinnati.

EK technology has three distinct advantages over existing optical electronic film technologies:

●	Neutral Dark – Dark film is color neutral and will not affect the hue of what is viewed through the window

●	Speed - Transition time is typically under 1-2 seconds

●	Manufacturing Cost - Roll-to-Roll film manufacturing is the most cost-effective path to early market access

Competition

Several smart glass competitors have operating history, including:

●	SAGE Electrochromics, Inc., a wholly owned subsidiary of Saint-Gobain, which develops and manufactures an electronically controlled tinted window glass utilizing Electrochromic technology;

●	View Glass/Kinestral Technologies, electrochromic technology companies both headquartered in California;

●	Research Frontiers, Inc. licenses an electronically controlled tinted film, utilizing SPD technology, to various companies; and

●	Suntutive/RavenWindow, companies based on passive thermochromic technology.

Crown ElectroKinetics expects that other competitors will emerge in the future.

Research and Development:

As a result of the Company’s research and development efforts, the Company believes that its electrokinetic technology is now, or with additional development will become, usable in a number of commercial products. Such products may include one or more of the following fields: “smart” windows, doors, skylights and partitions; self-dimmable automotive sunroofs, windows, sun visors, and mirrors.

The Company has devoted most of the resources it has heretofore expended to research and development activities with the goal of producing commercially viable electrokinetic products and has developed working samples of its electrokinetic technology.

Crown EK’s main goals in its research and development include:

●	developing wider ranges of light transmission and quicker switching speeds,

●	developing different colored CEK Films,

●	reducing the voltage required to operate electrokinetic samples,

●	obtaining data and developing improved materials regarding environmental stability and longevity, and

●	quantifying the degree of energy savings expected by users of the Company’s technology including the degree that electrokinetic technology can control heat and its contribution to energy savings directly and through daylight harvesting strategies in sustainable building designs.

Employees

The Company has eight full-time employees and five advisors. Six of the employees are technical personnel, and the rest perform business development, legal, finance, marketing, investor relations, and administrative functions. Of these employees, three have obtained doctorates, one has a master’s degree in chemistry, and one has extensive industrial experience in electronics and electrical engineering. Two employees also have additional postgraduate degrees in business administration, and one has a doctorate in jurisprudence. Also, the Company’s suppliers and licensees have well qualified personnel on their teams with advanced degrees in a number of areas relevant to the commercial development of products using the Company’s technology. The success of the Company is dependent upon, among other things, the services of its senior management, the loss of which could have a material adverse effect upon the prospects of the Company.

Douglas Croxall is the Chief Executive Officer (“CEO”) of Crown ElectroKinetics Corp. Prior to co-founding Crown ElectroKinetics, Mr. Croxall was the CEO and Chairman of the Board of Directors of Marathon Patent Group from November 2012 until December 2017. Mr. Croxall holds a BA degree from Purdue University and an MBA from Pepperdine University.

James Douvikas is the Chief Business Development Officer of Crown ElectroKinetics Corp. Prior to co-founding Crown ElectroKinetics, Mr. Douvikas had an extensive 35-year career with Hewlett-Packard Company that included wide-ranging business and management responsibilities across multiple business units and disciplines. Mr. Douvikas was responsible for creating and leading the development of the computer industry’s first online market research system, MarketVision, the industry’s first contact management/social media E-Service, www.ecardfile.com and awarded six patents that were subsequently licensed to Facebook. He holds a BS in Business from the University of San Francisco and a M.B.A. from the University of de Namur Notre Dame.

Tim Koch is the Chief Technology Officer of Crown ElectroKinetics Corp. Prior to co-founding Crown ElectroKinetics, Mr. Koch was the Director of Display Engineering from 2012-2015 at Altierre Corp, a privately-owned IOT (Internet of Things) company making wireless smart tags headquartered in San Jose, California. Mr. Koch was at HP Inc. between 1982 - 2012. From 2005-2012, Mr. Koch was the R&D manager overseeing the team that invented the electrokinetic (EK) technology. His work at HP resulted in over 20 United States and international patent filings with eight U.S. granted patents. Mr. Koch has over 30 years of engineering and management experience in both technology development and product manufacturing. He has decades of experience developing MEMS/IC/LCD technologies and successfully manufacturing the technologies at high volume. He holds a BS from Cornell University and a MS from Stanford University, both degrees in Material Science & Engineering. He has also completed an Executive Development Program from the Cornell University Johnson Graduate School of Management.

Jim Abbott is the Director of Electronic Film Engineering at Crown ElectroKinetics Corp. Prior to Crown ElectroKinetics, Mr. Abbott was a Senior R&D and Manufacturing Engineer at HP Inc. in Corvallis, Oregon. He was one of the engineers on the team developing electrokinetic (EK) technology at HP. His work at HP resulted in 55 U.S. patent filings with more than 20 U.S. and international patents granted to date. Mr. Abbott has more than 20 years of combined management and engineering experience, with a recent focus on advanced materials, microfluidics, 3D printing, and MEMS development through manufacturing. Prior to HP, Mr. Abbott served as a United States Naval Officer from 2002 – 2006, including holding the position of Director, Enlisted Physics, managing a team of engineers for the instruction of more than two thousand technicians at the US Naval Nuclear Power School located in South Carolina. He holds a Ph.D. in Physical Chemistry and B.S. degrees in Engineering Physics & Physics from Oregon State University. He received the Oregon State University Department of Science “Young Alumni Award” in 2014.

Palitha Wickramanayake is the Senior Chemist at Crown ElectroKinetics Corp. Prior to Crown ElectroKinetics, Mr. Wickramanayake was a Senior Chemist at HP Inc. in Corvallis, Oregon for over 25 years developing new inks for HP’s Thermal Inkjet (TIJ) printer products. His work at HP resulted in more than 35 U.S. and international patents with more than 24 U.S. and international patents granted to date. He holds a Ph.D. in Organic Analytical Chemistry from Dalhousie University in Halifax, Canada N.S and a B.S. in Chemistry from the University of Sri Lanka in Sri Lanka.

Cassady Roop is the Senior Electrical Systems Engineer at Crown ElectroKinetics Corp. Prior to Crown ElectroKinetics, Mr. Roop spent 10 years as a Hardware Design Engineer at HP Inc. in Corvallis, Oregon. Mr. Roop was one of the engineers on the team developing electrokinetic (EK) technology at HP. Mr. Roop co-founded Nanoman Industries Inc. from 2013 – 2016. Nanoman Industries was a biochemical manufacturing startup specializing in fluorogenic assays for cellular biological research and gallium maltolate, a promising chemotherapeutic agent for certain cancers. Mr. Roop holds B.S. in Computer Engineering from Oregon State University.

Lee Turnbull is the Senior Electronic Film Technician at Crown ElectroKinetics Corp. Prior to Crown ElectroKinetics, Mr. Turnbull was an Ink Chemistry Technician at HP Inc. in Corvallis, Oregon. Lee has over 10 years of experience with both aqueous-based ink and solvent-based ink development for HP’s Thermal Inkjet (TIJ) printer products. Mr. Turnbull holds B.S. in Agricultural Engineering from Oregon State University and A.D. in Chemistry & Physics from Linn-Benton Community College in Albany, Oregon.

Key Advisors

Dennis Capovilla: As President and CEO of Southwall Technologies, an innovative thin film technology company focused on energy efficiency products for architectural and automotive markets, Dennis restructured and turned around this underperforming company. He ultimately executed a strategic exit with the successful sale of Southwall to Solutia (now part of Eastman Chemical). Dennis is a Silicon Valley executive whose 25+ year career has included senior management positions at Fortune 100, microcap and startup companies. Dennis received his BS in Marketing from Santa Clara University and graduate work in Business at the Leavey School of Business at Santa Clara University.

Steve Easley: Steve is the owner of Steve Easley and Associates, Building Science Consultants. Steve is a construction consultant specializing in zero energy building, job site quality analysis, design review, educational seminars, product design and product commercialization for construction industry products. Easley & Associates was selected by the Department of Energy as a Building America Team member for the Build America Retro-fit Alliance team. Steve Easley was a tenured Professor of Building Construction and Contracting at Purdue University for ten years, and a Purdue Distinguished Technology Alumnus in 2011.

Richard (Dick) Henze: Richard (Dick) Henze is an advisor to Crown ElectroKinetics Corp.  From 1983-2016, Mr. Henze was a researcher, project manager, and research program manager at HP Labs in both Hewlett-Packard Company and Hewlett Packard Enterprise.  From 2007-2012 working in close collaboration with Mr. Koch’s team, he initiated and led the HP Labs’ team responsible for the development of EK inks.  This comprised ink formulation, supporting chemistry, electrophoretic modeling, prototyping efforts, and device characterization for use in reflective color displays.  His 20+ years of HP R&D project management experience also includes Memristor RRAM memory device physics, characterization platforms, and circuit architecture; magnetic disk and tape technologies including key enabling technologies for the LTO Ultrium enterprise tape storage product lines; SAN-level caching for disk array storage systems; polymer-encapsulated pigment for water-fast inkjet printing; and micromachining of silicon structures.  Prior to HP, Mr. Henze was on the technical staff at Spectron Development Labs where he conducted DOE-funded R&D on energy and combustion topics using laser-based two-phase flow diagnostics.  He is a co-inventor on over 30 US patents, and holds an SB from MIT and an MS from UC Berkeley, both in Mechanical Engineering.

Albert Jeans: Albert Jeans is an advisor to Crown ElectroKinetics Corp. Prior to Crown ElectroKinetics, Mr. Jeans was a researcher at Hewlett-Packard Labs from 1983-2015 in Palo Alto, California. From 2001-2012 he developed a roll-to-roll imprint process which served as the basis for fabricating active matrix backplanes on plastic webs. Prior to that, Mr. Jeans worked on high speed magnetic tape transports which led to HP’s industry-leading LTO tape storage solutions. Mr. Jeans has over 30 years of experience in experimental investigation and modeling of mechanical systems, including the use of automated data acquisition and finite element modeling. His work at HP resulted in 16 granted patents, including four in which he was the sole inventor. He holds a Ph.D. and M.S. in Mechanical Engineering from Stanford University where he was an NSF Fellow, and a B.A. in Physics from The Johns Hopkins University.

John Maltabes: John Maltabes is an advisor to Crown Electrokinetics Corp. Mr. Maltabes is an R&D engineer at Applied Materials Corporation in Alzenau Germany, working on roll to roll flexible electronics. He was part of the research team at HP Labs in Palo Alto, California working on manufacturability issues for roll to roll flexible backplanes. Prior to HP Labs, Mr. Maltabes was part of a successful team responsible for commercializing imprint lithography at Molecular Imprints in Austin, Texas. A recognized pioneering expert in lithography, Mr. Maltabes has worked on every major lithography technology developed over the last 30 years. He has 16 granted US patents and author of over 30 technical publications. Mr. Maltabes is an alumni of the Rochester Institute of Technology where he studied Imaging Science and Microelectronic Engineering.

Available Information:

Crown ElectroKinetics is located at 1110 NE Circle Blvd, Corvallis, OR 97330. Our telephone number is +1 (800) 674-3612 and our Internet website address is www.crownek.com.

MANAGEMENT

Management and Board of Directors

Our current members of the Board of Directors and executive officers are listed below.

Name	Age	Company Title
Douglas Croxall	50	Chairman & Chief Executive Officer
James Douvikas	60	Chief Business Development Officer
Tim Koch	58	Chief Technology Officer

All directors serve for one year and until their successors are elected and qualified. All officers serve at the pleasure of the Board of Directors. There are no family relationships among any of our officers and directors.

Information concerning our executive officers and directors is set forth below.

Douglas Croxall. Mr. Croxall is the Chief Executive Officer and Chairman of the Board of Directors of Crown ElectroKinetics Corp. Prior to co-founding Crown ElectroKinetics, Mr. Croxall was the CEO and Chairman of the Board of Directors of Marathon Patent Group from November 2012 until December 2017. Mr. Croxall holds a BA degree from Purdue University and an MBA from Pepperdine University.

James Douvikas. Mr. Douvikas is the Chief Business Development Officer of Crown ElectroKinetics. Prior to co-founding Crown, he had an extensive 35-year career with HP that included wide-ranging business and management responsibility across multiple HP business units and disciplines: Sales, Marketing, Alliances, Solutions, Manufacturing, and Finance. He created HP MarketVision, ecardfile.com, HP instant contact and has been awarded six patents. He holds a BS in Business Administration from the University of San Francisco and a MBA from Notre Dame de Namur University.

Timothy Koch. Mr. Koch is the Chief Technology Officer of Crown ElectroKinetics. Prior to co-founding Crown, he was in charge of the R&D team at HP that invented electrokinetic (EK) technology. He has over 30 years of engineering and management experience in both technology development and product manufacturing. He holds a BS from Cornell University and a MS from Stanford University, both degrees in Material Science & Engineering. He has also completed an Executive Development Program from the Cornell University Johnson Graduate School of Management.

Executive Compensation

The following table sets forth, for the fiscal years indicated, all compensation awarded to, earned by or paid to Mr. Douglas Croxall, our Chief Executive Officer, and Mr. Timothy Koch, our Chief Technology Officer. No other executive officer received more than $100,000 in compensation during fiscal 2019.

Compensation Table

	Annual Compensation				Long-Term Compensation Awards
Name and Principal Position	Fiscal Year	Salary	Bonus	Other Compensation	Options	Restricted Stock Awards

Douglas Croxall	2019	$-	$-	$250,000	$250,000	$-
Chief Executive Officer	2018	$-	$-	$133,318	$178,615	$-

James Douvikas	2019	$209,951	$-	$-	$46,500	$-
Chief Business Development Officer	2018	$45,000	$-	$-	$261,492	$80,000

Timothy Koch	2019	$202,539	$-	$-	$46,500	$-
Chief Technology Officer	2018	$45,000	$-	$12,750	$261,492	$80,000

Stock Option Grants

A total of 2,880,000 restricted stock units have been issued to employees, and 595,000 restricted stock units have been granted to advisors.

A total of 4,938,500 stock options have been granted to employees, 875,000 stock options have been granted to advisors.

Board of Directors Compensation

Directors who are employees of our company or of any of our subsidiaries receive no additional compensation for serving on our Board of Directors or any of its committees. All directors who are not employees of our company or of any of our subsidiaries are compensated at the rate of $0 per year and are reimbursed for their expenses incurred in attending Board and committee meetings.

PRINCIPAL STOCKHOLDERS

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The following table sets forth, as of July 29, 2019, the names, addresses and number of shares of our common stock beneficially owned by all persons known to us to be beneficial owners of more than 5% of the outstanding shares of our common stock, and the names and number of shares beneficially owned by all of our directors and all of our executive officers and directors as a group (except as indicated, each beneficial owner listed exercises sole voting power and sole dispositive power over the shares beneficially owned). As of July 29, 2019, we had a total of 16,050,000 shares of common stock outstanding.

Name of Beneficial Owner	Number of Shares and Nature of Beneficial Ownership(1)	Percent of Common Stock Outstanding(2)

Douglas Croxall	6,580,000	41.0%

James Douvikas	2,000,000	12.5%

Timothy Koch	2,000,000	12.5%

All directors and executive officers as a group (three persons)	10,580,000	65.9%

(1)	A person is considered to beneficially own any shares: (i) over which such person, directly or indirectly, exercises sole or shared voting or investment power, or (ii) of which such person has the right to acquire beneficial ownership at any time within 60 days (such as through exercise of stock options or warrants). Unless otherwise indicated, voting and investment power relating to the shares shown in the table for our directors and executive officers is exercised solely by the beneficial owner or shared by the owner and the owner’s spouse or children.

(2)	Shares of our common stock issuable upon the conversion of our convertible preferred stock are deemed outstanding for purposes of computing the percentage shown above. In addition, for purposes of this table, a person or group of persons is deemed to have “beneficial ownership” of any shares of common stock that such person has the right to acquire within 60 days after the date of this prospectus. For purposes of computing the percentage of outstanding shares of our common stock held by each person or group of persons named above, any shares that such person or persons has the right to acquire within 60 days after the date of this prospectus is deemed to be outstanding, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. The inclusion herein of any shares listed as beneficially owned does not constitute an admission of beneficial ownership.

From time to time, the number of our shares held in the “street name” accounts of various securities dealers for the benefit of their clients or in centralized securities depositories may exceed 5% of the total shares of our common stock outstanding.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Other than compensation arrangements for our named executive officers and directors, we describe below each transaction or series of similar transactions, since January 1, 2016, to which we were a party or will be a party, in which:

●	the amounts involved exceeded or will exceed $120,000; and

●	any of our directors, executive officers or holders of more than 5% of our capital stock, or any member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest.

See “Executive Compensation” for a description of certain arrangements with our executive officers and directors.

DESCRIPTION OF SECURITIES

Our authorized capital stock consists of 200,000,000 shares of common stock, par value $0.0001 per share, and 50,000,000 shares of preferred stock, par value $0.0001 per share. As of March 31, 2019, 9,875,000 shares of common stock were issued and outstanding and no shares of convertible preferred stock were issued and outstanding, each such share convertible into one share of common stock. In addition, at such date, 4,092,394 shares of common stock were reserved for issuance upon the exercise of outstanding common stock purchase warrants.

Common Stock

Voting, Dividend and Other Rights. Each outstanding share of common stock entitles the holder to one vote on all matters presented to the shareholders for a vote. Holders of shares of common stock have no cumulative voting, preemptive, subscription or conversion rights. All shares of common stock to be issued pursuant to this registration statement will be duly authorized, fully paid and non-assessable. Our Board of Directors determines if and when distributions may be paid out of legally available funds to the holders. To date, we have not declared any dividends with respect to our common stock. Our declaration of any cash dividends in the future will depend on our Board of Directors’ determination as to whether, in light of our earnings, financial position, cash requirements and other relevant factors existing at the time, it appears advisable to do so. We do not anticipate paying cash dividends on the common stock in the foreseeable future.

Rights Upon Liquidation. Upon liquidation, subject to the right of any holders of the preferred stock to receive preferential distributions, each outstanding share of common stock may participate pro rata in the assets remaining after payment of, or adequate provision for, all our known debts and liabilities.

Majority Voting. The holders of a majority of the outstanding shares of common stock constitute a quorum at any meeting of the shareholders. A plurality of the votes cast at a meeting of shareholders elects our directors. The common stock does not have cumulative voting rights. Therefore, the holders of a majority of the outstanding shares of common stock can elect all of our directors. In general, a majority of the votes cast at a meeting of shareholders must authorize shareholder actions other than the election of directors. Most amendments to our certificate of incorporation require the vote of the holders of a majority of all outstanding voting shares.

Preferred Stock

Authority of Board of Directors to Create Series and Fix Rights. Under our certificate of incorporation, as amended, our Board of Directors can issue up to 50,000,000 shares of preferred stock from time to time in one or more series. The Board of Directors is authorized to fix by resolution as to any series the designation and number of shares of the series, the voting rights, the dividend rights, the redemption price, the amount payable upon liquidation or dissolution, the conversion rights, and any other designations, preferences or special rights or restrictions as may be permitted by law. Unless the nature of a particular transaction and the rules of law applicable thereto require such approval, our Board of Directors has the authority to issue these shares of preferred stock without shareholder approval.

Warrants

At March 31, 2019, the following warrants were outstanding:

●	Warrants to purchase 1,000,000 shares of common stock at any time on or prior to March 2, 2021 at an initial exercise price of $0.01 per share. Pursuant to this terms of such warrants, the exercise price of such warrants is, subject to adjustment in the event of stock splits, combinations or the like of our common stock.

●	Warrants to purchase 1,009,008 shares of common stock at any time on or prior to March 31, 2022 at an initial exercise price of $1.52 per share. Pursuant to the terms of such warrants, the exercise price of such warrants is subject to adjustment in the event of stock splits, combinations or the like of our common stock.

●	Warrants to purchase 276,367 shares of common stock at any time on or prior to May 31, 2022 at an initial exercise price of $1.52 per share. Pursuant to the terms of such warrants, the exercise price of such warrants is subject to adjustment in the event of stock splits, combinations or the like of our common stock.

●	Warrants to purchase 162,569 shares of common stock at any time on or prior to July 11, 2022 at an initial exercise price of $1.52 per share. Pursuant to the terms of such warrants, the exercise price of such warrants is subject to adjustment in the event of stock splits, combinations or the like of our common stock.

●	Warrants to purchase 409,674 shares of common stock at any time on or prior to July 27, 2022 at an initial exercise price of $1.52 per share. Pursuant to the terms of such warrants, the exercise price of such warrants is subject to adjustment in the event of stock splits, combinations or the like of our common stock.

●	Warrants to purchase 581,198 shares of common stock at any time on or prior to August 13, 2022 at an initial exercise price of $1.52 per share. Pursuant to the terms of such warrants, the exercise price of such warrants is subject to adjustment in the event of stock splits, combinations or the like of our common stock.

●	Warrants to purchase 189,560 shares of common stock at any time on or prior to November 14, 2022 at an initial exercise price of $1.52 per share. Pursuant to the terms of such warrants, the exercise price of such warrants is subject to adjustment in the event of stock splits, combinations or the like of our common stock.

●	Warrants to purchase 19,334 shares of common stock at any time on or prior to December 24, 2022 at an initial exercise price of $1.52 per share. Pursuant to the terms of such warrants, the exercise price of such warrants is subject to adjustment in the event of stock splits, combinations or the like of our common stock.

●	Warrants to purchase 19,334 shares of common stock at any time on or prior to December 28, 2022 at an initial exercise price of $1.52 per share. Pursuant to the terms of such warrants, the exercise price of such warrants is subject to adjustment in the event of stock splits, combinations or the like of our common stock.

●	Warrants to purchase 174,005 shares of common stock at any time on or prior to January 11, 2023 at an initial exercise price of $1.52 per share. Pursuant to the terms of such warrants, the exercise price of such warrants is subject to adjustment in the event of stock splits, combinations or the like of our common stock.

●	Warrants to purchase 19,334 shares of common stock at any time on or prior to February 15, 2023 at an initial exercise price of $1.52 per share. Pursuant to the terms of such warrants, the exercise price of such warrants is subject to adjustment in the event of stock splits, combinations or the like of our common stock.

●	Warrants to purchase 19,334 shares of common stock at any time on or prior to February 21, 2023 at an initial exercise price of $1.52 per share. Pursuant to the terms of such warrants, the exercise price of such warrants is subject to adjustment in the event of stock splits, combinations or the like of our common stock.

●	Warrants to purchase 19,334 shares of common stock at any time on or prior to February 26, 2023 at an initial exercise price of $1.52 per share. Pursuant to the terms of such warrants, the exercise price of such warrants is subject to adjustment in the event of stock splits, combinations or the like of our common stock.

●	Warrants to purchase 19,338 shares of common stock at any time on or prior to February 26, 2023 at an initial exercise price of $1.52 per share. Pursuant to the terms of such warrants, the exercise price of such warrants is subject to adjustment in the event of stock splits, combinations or the like of our common stock.

●	Warrants to purchase 77,335 shares of common stock at any time on or prior to March 7, 2023 at an initial exercise price of $1.52 per share. Pursuant to the terms of such warrants, the exercise price of such warrants is subject to adjustment in the event of stock splits, combinations or the like of our common stock.

●	Warrants to purchase 19,334 shares of common stock at any time on or prior to March 12, 2023 at an initial exercise price of $1.52 per share. Pursuant to the terms of such warrants, the exercise price of such warrants is subject to adjustment in the event of stock splits, combinations or the like of our common stock.

●	Warrants to purchase 19,334 shares of common stock at any time on or prior to March 13, 2023 at an initial exercise price of $1.52 per share. Pursuant to the terms of such warrants, the exercise price of such warrants is subject to adjustment in the event of stock splits, combinations or the like of our common stock.

●	Warrants to purchase 19,334 shares of common stock at any time on or prior to March 14, 2023 at an initial exercise price of $1.52 per share. Pursuant to the terms of such warrants, the exercise price of such warrants is subject to adjustment in the event of stock splits, combinations or the like of our common stock.

●	Warrants to purchase 19,334 shares of common stock at any time on or prior to March 17, 2023 at an initial exercise price of $1.52 per share. Pursuant to the terms of such warrants, the exercise price of such warrants is subject to adjustment in the event of stock splits, combinations or the like of our common stock.

●	Warrants to purchase 19,334 shares of common stock at any time on or prior to March 27, 2023 at an initial exercise price of $1.52 per share. Pursuant to the terms of such warrants, the exercise price of such warrants is subject to adjustment in the event of stock splits, combinations or the like of our common stock.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

Our certificate of incorporation and our Bylaws contain certain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions and certain provisions of Delaware law, which are summarized below, may discourage coercive takeover practices and inadequate takeover bids. These provisions also may encourage persons seeking to acquire control of us to first negotiate with our Board of Directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Undesignated Preferred Stock. As discussed above, our Board of Directors has the ability to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in our control or management.

Delaware Anti-Takeover Statute. We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

●	Prior to the date of the transaction, the Board of Directors of the corporation approved either the business combination or the transaction that resulted in the stockholder’s becoming an interested stockholder;

●	Upon completion of the transaction that resulted in the stockholder’s becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

●	At or subsequent to the date of the transaction, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our Board of Directors does not approve in advance. We also anticipate that Section 203 may discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

The provisions of Delaware law and the provisions of our certificate of incorporation and Bylaws, as amended, could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

The registrar and transfer agent for our common stock is Corporate Stock Transfer, located at 3200 Cherry Creek South Drive, Suite 430, Denver, Colorado 80209.

SELLING sTOCKholders

The following table sets forth information with respect to the maximum number of shares of common stock beneficially owned by the selling stockholders named below and as adjusted to give effect to the sale of the shares offered hereby. The shares beneficially owned have been determined in accordance with rules promulgated by the Securities and Exchange Commission, and the information is not necessarily indicative of beneficial ownership for any other purpose. The information in the table below is current as of June 27, 2019. All information contained in the table below is based upon information provided to us by the selling stockholders and we have not independently verified this information. The selling stockholders are not making any representation that any shares covered by the prospectus will be offered for sale. The selling stockholders may from time to time offer and sell pursuant to this prospectus any or all of the common stock being registered.

As explained below under “Plan of Distribution,” we have agreed with the selling stockholders to bear certain expenses (other than broker discounts and commissions, if any) in connection with the registration statement, which includes this prospectus.

	Shares of Common Stock Beneficially Owned Prior to Offering(1)	Shares Being Offered	Shares of Common Stock Beneficially Owned After Offering(2)
Douglas Croxall(3)	6,580,000	4,000,000	2,580,000
Erich Spangenberg(4)	500,000	150,000	350,000
M2B Funding Corporation(5) (6)	3,464,000	3,464,000	0
IQ Financial, Inc.(7) (8)	860,000	860,000	0
Hampton Growth Resources, LLC(9)	217,500	217,500	0

#	The number of shares of common stock underlying the warrants that may be acquired by a selling stockholder upon the exercise of the warrants, as the case may be, is limited to ensure that, following such conversion or exercise, the total number of shares of common stock then beneficially owned by such selling stockholder and its affiliates and other persons whose beneficial ownership of common stock would be aggregated with such selling stockholder’s for purposes of Section 13(d) of the Securities Exchange Act of 1934, does not exceed 9.999% of the total number of our issued and outstanding shares of common stock.

(1)	This table is based upon information supplied by officers, directors and principal stockholders, and in Schedules 13D and 13G filed with the Securities and Exchange Commission. Unless otherwise indicated in the footnotes to this table and subject to community property laws, where applicable, we believe each stockholder named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. The number and percentage of shares beneficially owned are based on an aggregate of 16,050,000 shares of our common stock outstanding as of June 27, 2019, and are determined under rules promulgated by the Securities and Exchange Commission. This information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days through the exercise of any stock option or other right.

(2)	Because the selling shareholders identified in this table may sell some, all or none of the shares owned by them that are registered under this registration statement, and because, to our knowledge, there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares registered hereunder, no estimate can be given as to the number of shares available for resale hereby that will be held by the selling shareholders at the time of this registration statement. Therefore, we have assumed for purposes of this table that the selling shareholders will sell all of the shares beneficially owned by them as of June 27, 2019.

(3)	Mr. Croxall is the Company’s Chairman and Chief Executive Officer. On March 2, 2016, Mr. Croxall acquired 1,000,000 shares of common stock underlying currently exercisable warrants. Mr. Croxall acquired 150,000 shares of common stock on March 2, 2016 and July 11, 2016, respectively, pursuant to grants of restricted stock units as part of his compensation for his role as Chief Executive Officer of the Company. Mr. Croxall purchased 5,800,000 shares of common stock from Marathon on September 29, 2017 for no consideration. On June 26, 2019, Mr. Croxall acquired 2,500,000 shares of common stock pursuant to a grant of restricted stock units as part of his compensation for his role as Chief Executive Officer of the Company. Between February 12, 2019 and June 7, 2019, Mr. Croxall sold an aggregate of 1,150,000 shares of common stock to certain individual investors for a total of $284,000.

(4)	Mr. Spangenberg acquired 200,000 shares of common stock on October 1, 2016 pursuant to grants of restricted stock and 300,000 shares of common stock on August 31, 2018 underlying non-qualified stock options that are currently exercisable, as part of his compensation for his role as an advisor to the Company.

(5)	Consists of 1,332,000 shares of common stock (calculated at a pre-initial public offering conversion ratio) underlying two convertible notes of the Company in favor of the holder and 400,000 shares of common stock (calculated at a pre-initial public offering exercise price) underlying two common stock purchase agreements in favor of the holder, all of which shares of common stock may be issued within 60 days of the date of this Prospectus through the conversion or exercise, respectively thereof. In accordance with the terms of the convertible notes and warrants, the number of underlying shares of common stock (1,332,000 and 400,000, respectively) have been doubled for the Company’s reservation of shares of common stock therefor and, accordingly, for the purposes hereof (2,664,000 and 800,000 shares, respectively). Daniel Kordash is an executive officer and has voting and dispositive power over these shares. Mr. Kordash disclaims beneficial ownership except to the extent of his pecuniary interests therein. The business address for this holder is 17201 Collins Ave., # 3207, Sunny Isles Beach, Florida 33160.

(6)	M2B Funding Corporation acquired 598,126 shares of common stock on March 31, 2018 pursuant to an investment of $252,000. It acquired 207,738, 120,551, 303,789 and 1,420,337 shares of common stock, respectively, on May 31, 2018, July 11, 2018, July 27, 2018 and August 13, 2018, upon conversion of certain convertible promissory notes purchased from the Company for a total consideration of $892,607.

(7)	Consists of 330,000 shares of common stock (calculated at a pre-initial public offering conversion ratio) underlying two convertible notes of the Company in favor of the holder and 100,000 shares of common stock (calculated at a pre-initial public offering exercise price) underlying two common stock purchase agreements in favor of the holder, all of which shares of common stock may be issued within 60 days of the date of this Prospectus through the conversion or exercise, respectively thereof. In accordance with the terms of the convertible notes and warrants, the number of underlying shares of common stock (330,000 and 100,000, respectively) have been doubled for the Company’s reservation of shares of common stock therefor and, accordingly, for the purposes hereof (660,000 and 200,000 shares, respectively). Yohan Naraine is an executive officer and has voting and dispositive power over these shares. Mr. Naraine disclaims beneficial ownership except to the extent of his pecuniary interests therein. The business address for this holder is 7050 Aloma Ave., Winter Park Florida 32792.

(8)	IQ Financial, Inc. acquired 149,532 and 355,084 shares of common stock on March 31, 2018 and August 13, 2018, respectively, upon conversion of certain convertible promissory notes purchased from the Company for $217,639.

(9)	Hampton Growth Resources, LLC acquired its shares of common stock on January 9, 2019. Andrew Haag has voting and dispositive power over these shares. Mr. Haag disclaims beneficial ownership except to the extent of his pecuniary interests therein. On May 16, 2019, Hampton Growth Resources, LLC sold an aggregate of 652,500 shares. The business address for the holder is 401 Wilshire Blvd., 12th Floor #111, Santa Monica, CA 90401.

PLAN OF DISTRIBUTION

We are registering the shares of common stock on behalf of the selling stockholders. The selling stockholders may sell some or all of their shares at a fixed price of $0.82 per share until our shares are quoted on any platform maintained by the OTC Markets Group and thereafter at prevailing market prices or privately negotiated prices. Prior to being quoted on a platform maintained by the OTC Markets Group, stockholders may sell their shares in private transactions to other individuals Although our common stock is not listed on a public exchange, we plan to file to obtain a listing on a platform maintained by the OTC Markets Group after the effectiveness of this Registration Statement. In order to be quoted on a platform maintained by the OTC Markets Group, a market maker must file an application on our behalf in order to make a market for our common stock. There can be no assurance that such an application for quotation will be approved. There is no assurance that an active trading market for our shares will develop, or, if developed, that it will be sustained. In the absence of a trading market or an active trading market, investors may be unable to liquidate their investment or make any profit from the investment. After our common stock becomes eligible for trading on a platform maintained by the OTC Markets Group, sales by stockholders may be effected at various times in one or more of the following transactions, or in other kinds of transactions:

●	transactions on any national securities exchange or U.S. inter-dealer system of a registered national securities association on which the common stock may be listed or quoted at the time of sale;

●	in the over-the-counter market;

●	in private transactions and transactions otherwise than on these exchanges or systems or in the over-the-counter market;

●	in connection with short sales of the shares entered into after the effective date of the registration statement of which this prospectus is a part;

●	by pledge to secure or in payment of debt and other obligations;

●	through the writing of options, whether the options are listed on an options exchange or otherwise;

●	in connection with the writing of non-traded and exchange-traded call options, in hedge transactions and in settlement of other transactions in standardized or over-the-counter options; or

●	through a combination of any of the above transactions.

Each selling stockholder and its successors, including its transferees, pledgees or donees or their successors, may sell the common stock directly to the purchaser or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling stockholder or the purchaser. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

Any securities covered by this prospectus that qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgees, transferees or other successors in interest as selling stockholders under this prospectus.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

Upon being notified in writing by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such selling stockholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such the shares of common stock were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction. In addition, upon being notified in writing by a selling stockholder that a donee or pledgee intends to sell more than 500 shares of common stock, we will file a supplement to this prospectus if then required in accordance with applicable securities law.

The selling stockholders also may transfer shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners under an amendment to this prospectus under Rule 424(b)(3) or other applicable provisions of the Securities Act of 1933 amending the list of selling stockholders to include the transferees, pledges or other successors in interest as selling stockholders under this prospectus.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of common stock will be paid by the selling stockholders and/or the purchasers. Each selling stockholder has represented and warranted to us that such selling stockholder acquired the securities subject to this prospectus in the ordinary course of such selling stockholder’s business and, at the time of its purchase of such securities, such selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute any such securities.

We have advised each selling stockholder that it may not use shares to be sold under this prospectus to cover short sales of common stock made prior to the date on which the registration statement of which this prospectus forms a part shall have been declared effective by the Commission. If a selling stockholder uses this prospectus for any sale of common stock, it will be subject to the prospectus delivery requirements of the Securities Act. The selling stockholders will be responsible to comply with the applicable provisions of the Securities Act and the Exchange Act, and the rules and regulations thereunder promulgated, including, without limitation, Regulation M, as applicable to such selling stockholders in connection with resales of their respective shares under this prospectus.

We entered into a registration rights agreement for the benefit of the selling stockholders to register the common stock under applicable federal and state securities laws. The registration rights agreement provides for cross-indemnification of the selling stockholders and us and our respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the common stock, including liabilities under the Securities Act. We will pay substantially all of the expenses incurred by the selling stockholders incident to the registration of the offering and sale of the common stock.

LEGAL MATTERS

The legality of the issuance of the shares offered in this prospectus will be passed upon for us by Pryor Cashman LLP, New York, New York 10036.

EXPERTS

The financial statements of our company as of March 31, 2019 and 2018 and for the years ended March 31, 2019 and 2018 included in this prospectus have been audited by Marcum LLP, independent registered public accountants, as stated in its report appearing herein and elsewhere in this prospectus, and have been so included in reliance upon the report of this firm given upon their authority as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 (including exhibits) under the Securities Act, with respect to the shares to be sold in this offering. This prospectus does not contain all the information set forth in the registration statement. For further information with respect to our company and the common stock offered in this prospectus, reference is made to the registration statement, including the exhibits filed thereto, and the financial statements and notes filed as a part thereof. With respect to each such document filed with the SEC as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matter involved.

We file quarterly and annual reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the public reference facilities of the SEC in Washington, D.C. The SEC maintains a website that contains reports, proxy and other information statements about issuers, including us, that file electronically with the SEC. The address of the website is http://www.sec.gov.

CROWN ELECTROKINETICS CORP.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Crown ElectroKinetics Corp.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Crown ElectroKinetics Corp. (the “Company”) as of March 31, 2019 and 2018, the related statements of operations, stockholders’ deficit and cash flows for each of the two years in the period ended March 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2019 and 2018, and the results of its operations and its cash flows for each of the two years in the period ended March 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2, the Company has a significant working capital deficiency, has incurred significant losses and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provides a reasonable basis for our opinion.

/s/ Marcum LLP

Marcum LLP

We have served as the Company’s auditor since 2017.

Costa Mesa, California
June 28, 2019

CROWN ELECTROKINETICS CORP.

Balance Sheets

	March 31, 2019	March 31, 2018

ASSETS
Current assets:
Cash & cash equivalents	$99,447	$168,222
Accounts receivable	24,788	-
Prepaid & other current assets	66,878	12,431
Total current assets	191,113	180,653
Property and equipment, net	102,378	8,611
Intangible assets, net	275,407	315,697
Deferred offering costs	104,141	-
TOTAL ASSETS	$673,039	$504,961

LIABILITIES AND STOCKHOLDERS’ DEFICIT

Current liabilities:
Accounts payable	$517,807	$89,559
Accrued expenses	95,040	218,406
Accrued interest	130,101	-
Deferred revenue	-	225,000
Note payable, net of debt discount of $562,418 and $341,407	1,926,117	323,593
Warrant liability	1,398,617	141,519
Related party payable	-	8,635
Total current liabilities	4,067,682	1,006,712
Total liabilities	4,067,682	1,006,712

Commitments and Contingencies (Note 13)

STOCKHOLDERS’ DEFICIT:
Preferred stock, par value $0.0001; 50,000,000 shares authorized, no shares outstanding	-	-
Common stock, par value $0.0001; 200,000,000 shares authorized; 9,875,000 and 9,275,000 shares outstanding as of March 31, 2019 and March 31, 2018, respectively	988	928
Additional paid-in capital	3,448,857	2,046,056
Accumulated deficit	(6,844,488)	(2,548,735)
Total stockholders’ deficit	(3,394,643)	(501,751)
TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$673,039	$504,961

The accompanying notes are an integral part of these financial statements.

CROWN ELECTROKINETICS CORP.

Statements of Operations

	Years Ended March 31,
	2019	2018
Revenue	$504,788	$-
Cost of revenue	614,000	-
Gross loss	(109,212)	-

Operating expenses:
Research and development	712,116	248,929
Research and development - licenses acquired	-	17,830
Selling, general and administrative	1,791,103	921,575
Total operating expenses	2,503,219	1,188,334

Loss from operations	(2,612,431)	(1,188,334)

Other income (expense):
Other income	38,544	7,753
Interest expense	(1,121,210)	(29,731)
Change in fair value of warrant liability	(596,924)	-
Other expense	(3,732)	-
Total other income (expense)	(1,683,322)	(21,978)

Loss before income taxes	(4,295,753)	(1,210,312)

Income tax expense	-	-

Net loss	$(4,295,753)	$(1,210,312)

Net loss per share, basic and diluted:	$(0.40)	$(0.14)

Weighted average shares outstanding, basic and diluted:	10,620,765	8,915,682

The accompanying notes are an integral part of these financial statements.

CROWN ELECTROKINETICS CORP.

Statements of Stockholders’ Deficit

 For the Years Ended March 31, 2018 and 2019

	Common Stock		Additional Paid-in	Accumulated	Total Stockholders’
	Number	Amount	Capital	Deficit	(Deficit)

Balance as of March 31, 2017	8,875,000	$888	$1,290,730	$(1,338,423)	$(46,805)
Stock-based compensation expense	400,000	40	615,139	-	615,179
Capital contribution - parent	-	-	16,706	-	16,706
Beneficial conversion feature in connection with notes payable	-	-	123,481	-	123,481
Net loss	-	-	-	(1,210,312)	(1,210,312)
Balance as of March 31, 2018	9,275,000	$928	$2,046,056	$(2,548,735)	$(501,751)
Stock-based compensation expense	-	-	1,014,690	-	1,014,690
Issuance of common stock in connection with notes payable	600,000	60	239,940	-	240,000
Beneficial conversion feature in connection with notes payable	-	-	148,171	-	148,171
Net loss	-	-	-	(4,295,753)	(4,295,753)
Balance as of March 31, 2019	9,875,000	$988	$3,448,857	$(6,844,488)	$(3,394,643)

The accompanying notes are an integral part of these financial statements.

CROWN ELECTROKINETICS CORP.

Statements of Cash Flows

	Years Ended March 31,
	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(4,295,753)	$(1,210,312)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	1,014,690	615,179
Depreciation and amortization	55,814	46,745
Research and development - license acquired, accrued	-	17,830
Amortization of debt discount	994,869	23,593
Change in fair value of warrant liability	596,924	-
Changes in operating assets and liabilities:
Deferred offering costs	(104,141)	-
Prepaid and other current assets	(54,449)	4,988
Accounts receivable	(24,788)	-
Account payable	428,249	11,787
Accrued expenses	(123,366)	(111,594)
Accrued interest	130,101	-
Deferred revenue	(225,000)	225,000
Due to related parties	(8,635)	6,135
Net cash used in operating activities	(1,615,485)	(370,649)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of HP research license	-	(50,000)
Purchase of equipment	(109,290)	-
Net cash used in investing activities	(109,290)	(50,000)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of notes payable	-	50,000
Proceeds from issuance of senior secured promissory note	-	250,000
Proceeds from issuance of senior secured convertible note and common stock warrants	1,756,000	265,000
Repayment of senior secured promissory note	(100,000)	-
Capital contribution - parent	-	16,706
Net cash provided by financing activities	1,656,000	581,706

Net increase (decrease) in cash	(68,775)	161,057
Cash — beginning of year	168,222	7,165
Cash — end of year	$99,447	$168,222

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Deferred financing costs	$104,141	$-
Research and development license included in accrued expenses	$100,000	$150,000
Beneficial conversion feature in connection with notes payable	$148,171	$-
Issuance of common stock in connection with notes payable	$240,000	$-

The accompanying notes are an integral part of these financial statements.

Note 1 – Organization and Description of Business Operations

Crown ElectroKinetics Corp. (the “Company”) was incorporated in the State of Delaware on April 20, 2015. Effective October 6, 2017, the Company’s name was changed to Crown ElectroKinetics Corp. from 3D Nanocolor Corp. (“3D Nanocolor”).

On April 22, 2016, Marathon Patent Group (“Marathon”), owned 5,800,000 shares of 3D Nanocolor’s common stock and 3D Nanocolor was a wholly owned subsidiary of Marathon. On August 22, 2017, Marathon entered into a Retention Agreement with Doug Croxall, Marathon’s Chief Executive Officer and Chairman of the Board of Directors (the “Retention Agreement”). As part of the Retention Agreement, Mr. Croxall received all of the outstanding shares of 3D Nanocolor’s common stock held by Marathon and 1,000,000 stock warrants which had no value at the time of transfer. On September 29, 2017, Marathon transferred to Mr. Croxall, all of Marathon’s, title and interest in, and its ownership in the common stock of 3D Nanocolor Corp.

The Company is commercializing technology for smart or dynamic glass. The Company’s electrokinetic glass technology is an advancement on microfluidic technology that was originally developed by HP Inc.

On January 31, 2016, the Company entered into an Intellectual Property (“IP”), agreement with Hewlett-Packard Development Company, L.P. and HP, Inc., collectively (“HP”), to acquire a research license to determine the feasibility of incorporating HP’s electro-kinetic display technology in the Company’s products. Under the terms of the agreement, the license is to be used for research purposes only, has a purchase price of $200,000 for the technology and has a two year closing date. On April 12, 2016 the Company and HP entered into the first amendment to the agreement, which reduced the purchase price of the technology to $175,000, of which $75,000 was payable upon completion of the technology transfer and $100,000 was payable upon the first anniversary of the agreement’s effective date. The sales agreement entered into with HP concurrently with the first amendment to the agreement allocated $25,000 of the $200,000 purchase price to acquire equipment to be used in the research. On May 1, 2017, the Company and HP entered into the second amendment to the agreement which increased the purchase price for the technology to $375,000 and extended the closing date to January 31, 2020. Of such $375,000, $75,000 is payable upon completion of the technology transfer, $100,000 is payable upon the first anniversary of the agreement’s effective date, $100,000 is payable upon the second anniversary of the agreement’s effective date and $100,000 is payable upon the third anniversary of the agreement’s effective date. On March 10, 2019, the Company and HP entered into the third amendment to the agreement, which extended the closing date to January 31, 2021, enumerated certain intellectual property owned by HP that is not subject to the exclusive license granted to the Company and revised the schedule of fees payable by the Company to HP, such that $100,000 is payable upon the first anniversary of the agreement’s effective date, $100,000 is payable upon the second anniversary of the agreement’s effective date and $100,000 is payable before April 20, 2019. As of the date of this report, the remaining $100,000 owed to HP for the research license has not been paid. The agreement grants the Company an option to purchase the related assignable patents at a purchase price of $1.4 million.

Note 2 – Going Concern and Liquidity

The Company has incurred substantial operating losses since its inception, and expects to continue to incur significant operating losses for the foreseeable future and may never become profitable. As reflected in the financial statements, the Company had an accumulated deficit of approximately $6.8 million at March 31, 2019, a net loss of approximately $4.3 million, and approximately $1.6 million of net cash used in operating activities for the year ended March 31, 2019.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of this uncertainty. The Company anticipates incurring additional losses until such time, if ever, that it can obtain marketing approval to sell, and then generate significant sales, of its technology that is currently in development. Substantial additional financing will be needed by the Company to fund its operations and to develop and commercialize its technology. These factors raise substantial doubt about the Company's ability to continue as a going concern.

The Company will seek to obtain additional capital through the sale of debt or equity financings or other arrangements to fund operations; however, there can be no assurance that the Company will be able to raise needed capital under acceptable terms, if at all. The sale of additional equity may dilute existing stockholders and newly issued shares may contain senior rights and preferences compared to currently outstanding shares of common stock. Issued debt securities may contain covenants and limit the Company's ability to pay dividends or make other distributions to stockholders. If the Company is unable to obtain such additional financing, future operations would need to be scaled back or discontinued. Due to the uncertainty in the Company's ability to raise capital, management believes that there is substantial doubt in the Company's ability to continue as a going concern for twelve months from the issuance of these financial statements.

Note 3 – Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The Company’s financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and include all adjustments necessary for the fair presentation of the Company’s financial position for the periods presented.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. These estimates and assumptions are based on current facts, historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the recording of expenses that are not readily apparent from other sources. Actual results may differ materially and adversely from these estimates. To the extent there are material differences between the estimates and actual results, the Company’s future results of operations will be affected.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of 90 days or less at acquisition to be cash equivalents. There were no cash equivalents as of March 31, 2019 and 2018 .

Concentrations of Credit Risk and Off-balance Sheet Risk

Cash and cash equivalents are financial instruments that are potentially subject to concentrations of credit risk. The Company’s cash and cash equivalents are deposited in accounts at large financial institutions, and amounts may exceed federally insured limits. The Company believes it is not exposed to significant credit risk due to the financial strength of the depository institutions in which the cash and cash equivalents are held. The Company has no financial instruments with off-balance sheet risk of loss.

Property and Equipment

Property and equipment are stated at cost and depreciated over the estimated useful lives of the assets. Depreciation is recorded using the straight-line method over the estimated useful lives of the respective assets, generally three to ten years.

Finite Lived Intangible Assets

Finite-lived intangible assets are amortized on a straight-line basis over the asset’s estimated economic life and are tested for impairment based on undiscounted cash flows and, if impaired, are written down to fair value based on discounted cash flows. The identified intangible assets are amortized over 10 years for the acquired technology.

Impairment of Long-lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the estimated future cash flows expected to result from the use and eventual disposition of an asset is less than its net book value, an impairment loss is recognized. Measurement of an impairment loss is based on the fair value of an asset. No impairment was recorded during the years ended March 31, 2019 and 2018.

Fair Value Measurement

The Company follows the accounting guidance in Accounting Standards Codification (“ASC”) 820 for its fair value measurements of financial assets and liabilities measured at fair value on a recurring basis. Under this accounting guidance, fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability.

The accounting guidance requires fair value measurements be classified and disclosed in one of the following three categories:

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Observable inputs other than Level 1 prices, for similar assets or liabilities that are directly or indirectly observable in the marketplace.

Level 3: Unobservable inputs which are supported by little or no market activity and that are financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant judgment or estimation.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Assets and liabilities measured at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The Company’s notes payable are classified within Level 3 of the fair value hierarchy because their fair values are estimated by utilizing valuation models and significant unobservable inputs. The carrying value of the notes payable and the senior secured promissory notes approximate fair value due to the short-term maturity of these instruments. The carrying value of the senior secured convertible notes approximate fair value due to the recent issuance date.

Warrant Liability

The Company accounts for certain common stock warrants outstanding as a liability at fair value and adjusts the instruments to fair value at each reporting period. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the Company's statements of operations. The fair value of the warrants issued by the Company have been estimated using the Monte Carlo simulation.

Revenue Recognition

The Company recognizes revenue when the following four basic criteria are met:

(1) a contract has been entered into with a customer or persuasive evidence of an arrangement exists,

(2) delivery has occurred or services rendered,

(3) the fee is fixed or determinable, and

(4) collectability is reasonably assured.

The Company is not able to estimate the total amount of development service under an efforts-based perspective and, therefore, the amount of performance that will be required in its contracts cannot be reliably estimated under the proportional performance revenue recognition model. Accordingly, the Company recognizes revenue up to the amount of costs incurred.

Deferred Revenue

The Company recorded no deferred revenue for the year ended March 31, 2019.

The Company received upfront payments totaling $225,000 for the year ended March 31, 2018. The upfront payments consisted of $125,000 received from Eastman Chemical Company (“Eastman”) in August of 2017, and $100,000 received from Asahi Glass Co., Ltd. (“Asahi) in January of 2018. Because the payments were received in advance of performing any work specified in the contracts, the Company recognized deferred revenue of $225,000 as of March 31, 2018. Accordingly, the Company has no revenue from contracts with customers for the year ending March 31, 2018.

Research and Development

Research and development costs, including in-process research and development acquired as part of an asset acquisition for which there is no alternative future use, is expensed as incurred. Advance payments for goods and services that will be used in future research and development activities are expensed when the activity has been performed or when the goods have been received rather than when the payment is made.

Stock-Based Compensation

The Company expenses stock-based compensation to employees over the requisite service period based on the estimated grant-date fair value of the awards. The Company estimates the fair value of stock option grants using the Black-Scholes option pricing model, and the assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. For the years ended March 31, 2019 and 2018, the Company recorded stock-based compensation expense of $1,014,690 and $615,179, respectively, (See Note 10).

For the year ended March 31, 2019, the Company’s total stock-based compensation expense was related to its stock options granted to employees and consultants.

For the year ended March 31, 2018, the Company recognized stock-based compensation expense of $342,200 related to the fair value of the common shares transferred from Marathon to the Company’s Executive Chairman for no consideration, $180,781 for its restricted stock awards granted to employees and non-employees, and $92,198 related to stock options.

Income taxes

Deferred tax assets and liabilities are computed based upon the difference between the financial statement and income tax basis of assets and liabilities using the enacted marginal tax rate applicable when the related asset or liability is expected to be realized or settled.  Deferred income tax expenses or benefits are based on the changes in the asset or liability each period.  If available evidence suggests that it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is required to reduce the deferred tax assets to the amount that is more likely than not to be realized.  Future changes in such valuation allowance are included in the provision for deferred income taxes in the period of change.

ASC Topic 740, Income Taxes, (“ASC 740”), also clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim period, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions and deductions would be sustained on audit and does not anticipate any adjustments that would result in material changes to its financial position.

In its financial statements, the Company utilizes an expected annual effective tax rate in determining its income tax provisions for the interim periods. That rate differs from U.S. statutory rates primarily as a result of valuation allowance related to the Company’s net operating loss carryforward as a result of the historical losses of the Company.

Effects of the Tax Cuts and Jobs Act

In late 2017, the United States enacted the Tax Cuts and Jobs Act of 2017 (the “TCJA”), which significantly changed U.S. tax law by implementing a reduction in the corporate tax rate to 21%, moving from a worldwide tax system to a territorial system and imposing new or additional limitations on the deductibility of interest expense and executive compensation. Given the significance of the legislation, the staff of the U.S. Securities and Exchange Commission (the “SEC”) issued Staff Accounting Bulletin No. 118 (“SAB 118”), which allowed registrants to record provisional amounts during a one year “measurement period” similar to that used when accounting for business combinations. The Company applied the guidance in SAB 118 when accounting for the enactment-date effects of the TCJA in 2017 and throughout 2018.

For the year ended March 31, 2019 amounts recorded principally related to the reduction in the U.S. corporate income tax rate to 21%, which resulted in the Company recognizing a net deferred tax asset and associated valuation allowance of $0.6 million.

At March 31, 2019, the Company completed its accounting of SAB 118 for all of the enactment-date income tax effects of the TCJA. The Company has not made any measurement-period adjustments and there were no additional material adjustments related to the TCJA.

Net Loss per Share

ASC 260, Earnings Per Share, requires dual presentation of basic and diluted earnings per share ("EPS") with a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. Basic EPS excludes dilution. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

Basic net loss per share of common stock excludes dilution and is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the period.  Diluted net loss per share of common stock reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity unless inclusion of such shares would be anti-dilutive.  Since the Company has only incurred losses, basic and diluted net loss per share is the same. Securities that could potentially dilute loss per share in the future that were not included in the computation of diluted loss per share at March 31, 2019 and 2018 are as follows:

	March 31,
	2019	2018
Warrants to purchase common stock	3,092,394	633,983
Options to purchase common stock	5,813,500	3,578,500
Unvested restricted stock awards	-	234,453
Convertible notes	7,264,560	2,408,310
	16,170,454	6,855,246

Reclassifications

Certain prior period amounts reported in the statement of operations have been reclassified to conform to the presentations currently used. The reclassifications did not have a material impact on the Company's financial statements and related disclosures.

Recent Accounting Pronouncements

The Company is considered to be an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended (JOBS Act). The JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company has elected to use the extended transition period for complying with any new or revised financial accounting standards pursuant to Section 13(a) of the Securities and Exchange Act of 1934.

In May 2014, the FASB issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606), as modified by ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date , ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net), ASU 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing, and ASU 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients. The revenue recognition principle in ASU 2014-09 is that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In addition, new and enhanced disclosures will be required. Companies may adopt the new standard either using the full retrospective approach, a modified retrospective approach with practical expedients, or a cumulative effect upon adoption approach. The Company adopted the new standard on April 1, 2019 using the modified retrospective approach. Such adoption did not result in any impact to the Company’s financial statements.

In April 2016, the FASB issued ASU No. 2016-09, Share-Based Payment: Simplifying the Accounting for Share-Based Payments. The standard addresses several aspects of the accounting for employee share-based payment transactions, including the accounting for income taxes, forfeitures and statutory tax withholding requirements, as well as classification in the statement of cash flows. The new standard is effective for fiscal years and interim periods within those fiscal years beginning after December 15, 2016. The Company adopted the new standard on April 1, 2017 and the adoption of ASU 2016-09 did not have a material impact on the Company’s financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) which supersedes FASB Topic 840, Leases (Topic 840) and provides principles for the recognition, measurement, presentation and disclosure of leases for both lessees and lessors. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than twelve months regardless of classification. Leases with a term of twelve months or less will be accounted for similar to existing guidance for operating leases. In January 2018, the FASB issued ASU 2018-01, Leases (Topic 842) Land Easement Practical Expedient for Transition to Topic 842, which amends ASU 2016-02 to provide entities an optional transition practical expedient to not evaluate under Topic 842 existing or expired land easements that were not previously accounted for as leases under the current leases guidance in Topic 842. An entity that elects this practical expedient should evaluate new or modified land easements under Topic 842 beginning at the date that the entity adopts Topic 842. The standard will be effective for annual and interim periods beginning after December 15, 2019, with early adoption permitted upon issuance. The Company is currently evaluating the effect that the updated standard will have on its financial statements and related disclosures.

In June 2018, the FASB issued ASU 2018-07, Compensation – Stock Compensation (Topic 718), Improvements to Nonemployee Share-Based Payment Accounting, which is intended to simplify aspects of share-based compensation issued to non-employees by making the guidance consistent with accounting for employee share-based compensation. The standard is effective for non-public entities for fiscal years beginning after December 15, 2019, including interim periods within that fiscal year. Early adoption is permitted. The Company is currently evaluating the effect that the standard will have on its financial statements and related disclosures.

In November 2018, the FASB issued ASU 2018-18, Collaborative Arrangements (Topic 808): Clarifying the Interaction Between Topic 808 and Topic 606, which clarifies that certain transactions between collaborative arrangement participants should be accounted for as revenue under ASC 606 when the collaborative arrangement participant is a customer for a promised good or service that is distinct within the collaborative arrangement. The guidance also precludes entities from presenting amounts related to transactions with a collaborative arrangement participant that is not a customer as revenue, unless those transactions are directly related to third-party sales. The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019, with early adoption permitted. The Company is currently evaluating the effect that the standard will have on its financial statements and related disclosures.

Note 4 – Fair Value Measurements

During the years ended March 31, 2019 and 2018, the Company issued 2,083,386 and 633,983 warrants related to its convertible notes. The warrants were classified as liabilities and measured at fair value on the grant date, with changes in fair value recognized as other expense on the statements of operations and disclosed in the financial statements.

A summary of significant unobservable inputs (Level 3 inputs) used in measuring warrants granted during the years ended March 31, 2019 and 2018 is as follows:

	March 31, 2019	March 31, 2018
Dividend yield	0%	0%
Expected price volatility	50%	50%
Risk free interest rate	2.16 - 2.69%	2.48%
Expected term	4 years	4 years

The following tables classify the Company’s liabilities measured at fair value on a recurring basis into the fair value hierarchy as of March 31, 2019 and 2018:

	Fair value measured at March 31, 2019
	Total carrying value at March 31,	Quoted prices in active markets	Significant other observable inputs	Significant unobservable inputs
	2019	(Level 1)	(Level 2)	(Level 3)
Liabilities:
Warrant liability	$1,398,617	$-	$-	$1,398,617

	Fair value measured at March 31, 2018
	Total carrying value at March 31,	Quoted prices in active markets	Significant other observable inputs	Significant unobservable inputs
	2018	(Level 1)	(Level 2)	(Level 3)
Liabilities:
Warrant liability	$141,519	$-	$-	$141,519

For the year ended March 31, 2019 there was a change of approximately $0.6 million in Level 3 liabilities measured at fair value. There were no changes in Level 3 liabilities measured at fair value for the year ended March 31, 2018.

The following table presents changes in Level 3 liabilities measured at fair value for the years ended March 31, 2019 and 2018. Unobservable inputs were used to determine the fair value of positions that the Company has classified within the Level 3 category. Unrealized gains and losses associated with liabilities within the Level 3 category include changes in fair value that were attributable to unobservable (e.g., changes in unobservable long-dated volatilities) inputs.

Warrant Liability
Balance at March 31, 2017	$-
Issuance of warrants in connection with convertible notes	141,519
Balance at March 31, 2018	141,519
Issuance of warrants in connection with convertible notes	660,174
Change in fair value	596,924
Balance at March 31, 2019	$1,398,617

Note 5 – Property & Equipment, Net

Property and equipment, net, consists of the following:

	March 31,
	2019	2018
Equipment	$122,210	$25,000
Computer software	5,441	-
Leasehold improvements	6,640	-
Total	134,291	25,000
Less accumulated depreciation	(31,913)	(16,389)
Property and equipment, net	$102,378	$8,611

Depreciation expense for the years ended March 31, 2019 and 2018 was $15,524 and $8,333, respectively.

Note 6 – Intangible Assets

On January 31, 2016, the Company, entered into an IP agreement with HP to acquire a research license to determine the feasibility of incorporating HP’s electro-kinetic display technology in the Company’s products. Under the terms of the agreement, the license is to be used for research purposes only, has a purchase price of $200,000 for the technology and a two year closing date On April 12, 2016 the Company and HP entered into the first amendment to the agreement, which reduced the purchase price of the technology to $175,000, of which $75,000 was payable upon completion of the technology transfer and $100,000 was payable upon the first anniversary of the agreement’s effective date. The sales agreement entered into with HP concurrently with the first amendment to the agreement allocated $25,000 of the $200,000 purchase price to acquire equipment to be used in the research. On May 1, 2017, the Company and HP entered into the second amendment to the agreement which increased the purchase price for the technology to $375,000 and extended the closing date to January 31, 2020. Of such $375,000, $75,000 is payable upon completion of the technology transfer, $100,000 is payable upon the first anniversary of the agreement’s effective date, $100,000 is payable upon the second anniversary of the agreement’s effective date and $100,000 is payable upon the third anniversary of the agreement’s effective date. On March 10, 2019, the Company and HP entered into the third amendment to the agreement, which extended the closing date to January 31, 2021, enumerated certain intellectual property owned by HP that is not subject to the exclusive license granted to the Company and revised the schedule of fees payable by the Company to HP, such that $100,000 is payable upon the first anniversary of the agreement’s effective date, $100,000 is payable upon the second anniversary of the agreement’s effective date and $100,000 is payable before April 20, 2019.

As of the date of this report, the remaining $100,000 owed to HP for the research license has not been paid.

Under the guidance of ASC 350, Intangibles – Goodwill and Other Intangibles, the Company recorded the research license at the cost to acquire the license. As of March 31, 2019, the Company has paid $275,000 for the transfer of the technology. The remaining $100,000 has been accrued and will be paid over the remaining term of the license. The research license will be amortized over a 10 year useful life.

Amounts due under the HP agreement are as follows:

Balance due as of March 31, 2016	$175,000
Payment on transfer of technology - April 29, 2016	(75,000)
Payment on first anniversary of effective date - January 31, 2017	(100,000)
Balance due as of March 31, 2017	-
Increase in purchase price of intellectual property - May 1, 2017	200,000
Payment on second anniversary of effective date - January 31, 2018	(50,000)
Balance due as of March 31, 2018	150,000
Payment on July 30, 2018	(50,000)
Balance due as of March 31, 2019	$100,000

The carrying amounts related to the research license as of March 31, 2019 and 2018 were as follows:

	March 31,
	2019	2018
Research license	$375,000	$375,000
Total	375,000	375,000
Accumulated amortization	(99,593)	(59,303)
Research license, net	$275,407	$315,697

The following table represents the total estimated amortization for the research license for the five succeeding years and thereafter as of March 31, 2019:

Estimated Amortization Expense
2020	$40,400
2021	40,290
2022	40,290
2023	40,290
Thereafter	114,137
Total	$275,407

For the years ended March 31, 2019 and 2018, the Company recorded amortization expense of $40,290 and $38,412, respectively.

The Intellectual Property Agreement grants the Company an option to purchase the related assignable patents for a purchase price of $1.4 million and must be exercised at least 60 days prior to the closing date of January 31, 2021. The Company will be responsible for all costs associated with the assignable patents and will pay a royalty of 3.0% of the gross revenues received by the Company and its Affiliates for the sale, rental, license or other disposition of the licensed products. As of March 31, 2019 and the date of this report, the Company has not exercised this option.

Note 7 – Accrued Expenses

As of March 31, 2019 and 2018, the Company’s accrued expenses consisted of the following:

	March 31, 2019	March 31, 2018
Research license	$-	$150,000
Payroll and other expenses	95,040	57,343
General liability insurance	-	11,063
Total	$95,040	$218,406

Note 8 – Notes Payable:

Notes payable at March 31, 2019 and 2018 consist of the following:

	March 31, 2019	March 31, 2018
Notes payable, due January 1, 2018	$50,000	$50,000
Senior secured promissory note, due July 1, 2019	200,000	300,000
Senior secured convertible notes, due April 1, 2019 - March 27, 2020	2,238,535	315,000
	2,488,535	665,000
Less: unamortized debt discount	(562,418)	(341,407)
Total notes	$1,926,117	$323,593

Notes Payable

In June 2017, the Company issued notes payable with an aggregate principal balance of $50,000 for an equal amount of proceeds. The notes accrue interest at 15% per annum and were due and payable on January 1, 2018. Upon closing of a sale (or series of related sales) by the Company of its Preferred Stock prior to January 1, 2018, from which the Company receives gross proceeds of not less than $25,000 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale), the principal balance of the notes, and all accrued interest thereon, automatically convert into the number of Preferred Stock sold in such offering at a conversion price equal to the lower of: i) 80% of the offering price, or ii) a conversion price determined by dividing $1,000,000 by the then-outstanding fully-diluted common shares outstanding. The notes may also be converted by the holder on or after the maturity date into the number of Series Seed preferred stock of the Company determined by dividing $1,000,000 by the then-outstanding fully-diluted common shares outstanding.

Upon certain defined fundamental transactions, the holder may either i) request conversion of the outstanding principal and accrued interest into the number of common shares of the Company at a conversion price determined by dividing $1,000,000 by the then-outstanding fully-diluted common shares outstanding, or ii) request cash settlement of the accrued interest and 200% of the outstanding principal.

Senior Secured Promissory Note

On January 1, 2018, the Company issued a senior secured promissory note with a principal balance of $300,000, for proceeds of $250,000, resulting in an original issue discount of $50,000. The note is secured by the assets of the Company, has a maturity date of July 1, 2018 and may be prepaid at any time prior to the maturity date. The note bears no interest if the principal is repaid in full on or prior to the maturity date. Upon the occurrence of an event of default, the note will bear an annual interest rate of 10%. The discount is being amortized to interest expense over the term of the debt using the effective interest method. The Company amortized approximately $24,000 to interest expense during the year ended March 31, 2018. As of March 31 2018, the unamortized debt discount was approximately $26,000 and was amortized to interest expense during the three months ended June 30, 2018.

On July 18, 2018, the Company entered into the first amendment to its senior secured promissory note which extended the note term to December 31, 2018. On August 31, 2018, the Company paid $100,000 of the principal balance. As of December 31, 2018, the principal balance for the senior secured promissory note is $200,000. On December 31, 2018, the Company entered into the second amendment which extended the note term to April 1, 2019. On April 1, 2019, the Company entered into the third amendment which extended the note term to July 1, 2019.

Senior Secured Convertible Note

On March 31, 2018, the Company issued a senior secured convertible notes with a principal balance of $315,000 for proceeds of $265,000, resulting in an original issue discount of $50,000. The notes bear interest at 12% per annum and mature on April 1, 2019. The notes are convertible by the holder at a price per common share equal to the lower of $3,000,000 divided by the number of common share outstanding on the date of conversion (“Fixed Conversion Price”) or 67% of the per share price of the Company’s first equity financing (“Variable Conversion Price”). Interest may be paid in cash or, if certain conditions are met, in shares of the Company, at the Company’s discretion. The note is secured by the Company’s intellectual property, including its registered trademarks, patents, and copyrights and any related applications, and all the associated goodwill related to the intellectual property. The notes may be prepaid by the Company, with 15 days’ notice, at 125% of unpaid principal and interest, and the holder may exercise its conversion right during the notice period. In the event of default, the notes pay a default rate of 24% per annum, and the holder may put the notes for cash or convert into a variable number of the Company’s shares at a 45% discount at 150% of the outstanding principal and accrued interest. The number of shares the holder may receive in either conversions is capped at 4.99% of the number of shares of the common stock outstanding immediately after giving effect to the issuance of shares of common stock issuable upon conversion of this note held by the holder.

In connection with issuance of the senior secured convertible notes, the Company issued the note holder a common stock purchase warrant with a term of four years, providing the holder with the right to purchase 1,009,008 shares of the Company’s common stock at March 31, 2019. The purchase price of one share of common stock under the warrant shall be 125% of the Fixed Conversion Price of the senior secured convertible notes. The purchase price is subject to downward adjustment for any dilutive issuance, as defined. Additionally, the warrant holder has the option to require the Company to cash settle the warrant, for the Black Scholes value of the remaining unexercised portion of the warrant, upon a fundamental transaction, as defined.

After allocating issuance proceeds to the warrant liability, the effective conversion price of the senior secured convertible notes was below the quoted market price of the Company’s common stock. As such, the Company recognized a beneficial conversion feature equal to the intrinsic value of the conversion feature on the issuance date, resulting in an additional discount to the initial carrying value of the senior secured convertible notes of $123,481 with a corresponding credit to additional paid-in capital.

Effective April 12, 2018, the holder transferred 20% of the 12% senior secured promissory note dated March 31, 2018 to a third party.

On April 10, 2019, the Company entered into the first amendment to its senior secured convertible promissory note dated March 31, 2018, which extends the note term to July 1, 2019.

Financing Agreement

On May 23, 2018, the Company entered into a Financing Agreement to facilitate the growth of the Company and the Company’s strategy for public listing by way of the filing of a Registration Statement Form S-1 with the U.S. Securities and Exchange Commission. The financing will consist of Four Investment Units of Senior Secured Notes with a minimum amount of $1.0 million and a maximum of $4.0 million. The lead investor will participate in this offering for a minimum of $500,000. Each Investment Unit will have a minimum amount of $250,000 and consist of a Senior Secured Note. These Notes will be secured by any and all stock held by the Company’s management and all assets held by the Company and its subsidiaries.

12% Senior Secured Convertible Promissory Notes

On May 31, 2018, July 11, 2018, and July 27, 2018 the Company entered into senior secured convertible promissory notes to its senior secured convertible note issued on March 31, 2018, which provides the Company an additional $274,050 with an OID of $19,050 for net proceeds of $255,000.The notes bear interest at 12% per annum and mature on one year from the issuance date. Interest may be paid in cash or, if certain conditions are met, in shares of the Company, at the Company’s discretion. The notes are convertible by the holder at a price per common share equal to the lower of $3,000,000 divided by the number of common share outstanding on the date of conversion (“Fixed Conversion Price”) or 67% of the per share price of the Company’s first equity financing (“Variable Conversion Price”). Interest may be paid in cash or, if certain conditions are met, in shares of the Company, at the Company’s discretion. The note is secured by the Company’s intellectual property, including its registered trademarks, patents, and copyrights and any related applications, and all the associated goodwill related to the intellectual property. The notes may be prepaid by the Company, with 15 days’ notice, at 125% of unpaid principal and interest, and the holder may exercise its conversion right during the notice period. In the event of default, the notes pay a default rate of 24% per annum, and the holder may put the notes for cash or convert into a variable number of the Company’s shares at a 45% discount at 150% of the outstanding principal and accrued interest. The number of shares the holder may receive in either conversions is capped at 4.99% of the number of shares of the common stock outstanding immediately after giving effect to the issuance of shares of common stock issuable upon conversion of this note held by the holder.

In connection with issuance of the senior secured convertible promissory notes, the Company issued the note holder a common stock purchase warrant with a term of four years, providing the holder with the right to purchase 848,611 shares of the Company’s common stock. The purchase price of one share of common stock under the warrant shall be 125% of the Fixed Conversion Price of the senior secured convertible promissory notes. The purchase price is subject to downward adjustment for any dilutive issuance, as defined. Additionally, the warrant holder has the option to require the Company to cash settle the warrant, for the Black Scholes value of the remaining unexercised portion of the warrant, upon a fundamental transaction, as defined.

After allocating issuance proceeds to the warrant liability, the effective conversion price of the senior secured convertible promissory notes was below the quoted market price of the Company’s common stock. As such, the Company recognized a beneficial conversion feature equal to the intrinsic value of the conversion feature on the issuance date, resulting in an additional discount to the initial carrying value of the senior secured convertible promissory notes of $116,779 with a corresponding credit to additional paid-in capital.

8% Senior Secured Convertible Promissory Notes

On August 13, 2018, November 14, 2018, December 24, 2018 and December 28, 2018, the Company entered into senior secured promissory notes for $1,082,474. The notes have an OID of $102,474 and the company received net proceeds of $980,000. The Company received proceeds of $750,000 related to its August 13, 2018 senior secured promissory note, of which $500,000 was disbursed to the Company and $250,000 was held in an escrow account. As of December 31, 2018, the $250,000 of proceeds held in escrow were disbursed to the Company. The notes bear interest at 8% per annum and the August and December notes mature one year from the issuance date. The November note matures on August 10, 2019 and the maturity date may be extended to August 10, 2020. Interest may be paid in cash or, if certain conditions are met, in shares of the Company, at the Company’s discretion. The notes are convertible by the holder at a price per common share equal to the lower of $12,000,000 divided by the number of common share outstanding on the date of conversion (“Fixed Conversion Price”) or in the event that the Company consummates any financing in which the pre-money valuation of the Company shall be less than $12,000,000 (the “Reduced Valuation”), then, from and after the consummation of such Reduced Valuation Transaction, the price shall be the quotient of 90% of the Reduced Valuation divided by the then-outstanding number of the Company’s common stock. Interest may be paid in cash or, if certain conditions are met, in shares of the Company, at the Company’s discretion. The notes are secured by the Company’s intellectual property, including its registered trademarks, patents, and copyrights and any related applications, and all the associated goodwill related to the intellectual property. The notes may be prepaid by the Company, with 15 days’ notice, at 125% of unpaid principal and interest, and the holder may exercise its conversion right during the notice period. In the event of default, the notes pay a default rate of 24% per annum, and the holder may put the notes for cash or convert into a variable number of the Company’s shares at a 45% discount at 150% of the outstanding principal and accrued interest. The number of shares the holder may receive in either conversions is capped at 4.99% of the number of shares of the common stock outstanding immediately after giving effect to the issuance of shares of common stock issuable upon conversion of this note held by the holder.

Effective August 13, 2018, the holder transferred 20% of the 12% senior secured promissory notes dated May 31, 2018, July 11, 2018 and July 27, 2018 and 20% of the 8% senior secured promissory note dated August 13, 2018, to a third party.

From January 11, 2019 through March 31, 2019, the Company entered into senior secured promissory notes for net proceeds totaling $521,000, recorded an OID of $46,010 and a principal balance totaling $567,010. The notes bear interest at 8% per annum and mature one year from the issuance date. Interest may be paid in cash or, if certain conditions are met, in shares of the Company, at the Company’s discretion. The notes are convertible by the holder at a price per common share equal to the lower of $12,000,000 divided by the number of common share outstanding on the date of conversion (“Fixed Conversion Price”) or in the event that the Company consummates any financing in which the pre-money valuation of the Company shall be less than $12,000,000 (the “Reduced Valuation”), then, from and after the consummation of such Reduced Valuation Transaction, the price shall be the quotient of 90% of the Reduced Valuation divided by the then-outstanding number of the Company’s common stock. Interest may be paid in cash or, if certain conditions are met, in shares of the Company, at the Company’s discretion. The notes are secured by the Company’s intellectual property, including its registered trademarks, patents, and copyrights and any related applications, and all the associated goodwill related to the intellectual property. The notes may be prepaid by the Company, with 15 days’ notice, at 125% of unpaid principal and interest, and the holder may exercise its conversion right during the notice period. In the event of default, the notes pay a default rate of 24% per annum, and the holder may put the notes for cash or convert into a variable number of the Company’s shares at a 45% discount at 150% of the outstanding principal and accrued interest. The number of shares the holder may receive in either conversions is capped at 4.99% of the number of shares of the common stock outstanding immediately after giving effect to the issuance of shares of common stock issuable upon conversion of this note held by the holder.

In connection with issuance of the senior secured promissory notes, the Company issued the note holder a common stock purchase warrant with a term of four years, providing the holder with the right to purchase 1,234,775 shares of the Company’s common stock. The purchase price of one share of common stock under the warrant shall be 125% of the Fixed Conversion Price of the senior secured convertible promissory notes. The purchase price is subject to downward adjustment for any dilutive issuance, as defined. Additionally, the warrant holder has the option to require the Company to cash settle the warrant, for the Black Scholes value of the remaining unexercised portion of the warrant, upon a fundamental transaction, as defined.

After allocating issuance proceeds to the warrant liability, the effective conversion price of the senior secured promissory notes was below the quoted market price of the Company’s common stock. As such, the Company recognized a beneficial conversion feature equal to the intrinsic value of the conversion feature on the issuance date, resulting in an additional discount to the initial carrying value of the senior secured promissory notes of $31,392 with a corresponding credit to additional paid-in capital.

The carrying value of the senior secured convertible notes, as of March 31, 2019 and 2018, is comprised of the following:

	March 31, 2019	March 31, 2018
Principal value of convertible notes	$2,238,535	$315,000
Original issue discount	(217,535)	(50,000)
Discount resulting from allocation of proceeds to warrant liability	(801,693)	(141,519)
Discount resulting from beneficial conversion feature	(271,652)	(123,481)
Discount resulting from issuance of common stock	(240,000)	-
Amortization of original issue discount	968,462	-
Net carrying value of Senior Secured Convertible Notes	$1,676,117	$-

The aggregate discount to the senior secured convertible note will be amortized to interest expense over the term of the note using the effective interest method.

Note 9 – Stockholders’ Deficit

Preferred Stock

As of March 31, 2019 and 2018, there were no shares of the Company’s par value $0.0001, 50,000,000 shares, of authorized preferred stock outstanding.

Common Stock

On September 29, 2017, all of the shares of the Company’s common stock, par value $0.0001, totaling 5,800,000 shares, were transferred to the Company’s Executive Chairman for no consideration. The fair value of the common stock on September 29, 2017 was $0.06 per share and the Company recorded stock-based compensation expense of $342,200 as of September 29, 2017.

On August 13, 2018, the Company issued 600,000 shares of its $0.0001 par value common stock, with a fair value of $240,000 or $0.40 per share, in connection with its August 13, 2018, senior secured convertible note.

Restricted Stock Awards

On March 16, 2018, the Company issued 400,000 shares of its restricted stock to its employees at a fair value of $0.40 per share or $160,000.

Additional Paid-in Capital

During the year ended March 31, 2018, Marathon paid expenses of approximately $17,000 on behalf of the Company, which was recorded as a contribution to additional paid-in capital.

During the year ended March 31, 2018, the Company recorded a beneficial conversion feature of $123,481 related to its convertible note issued on March 31, 2018.

During the year ended March 31, 2019, the Company recorded a beneficial conversion feature of $148,828 related to its convertible notes issued for the period May 2018 through March 2019.

Note 10 – Stock-Based Compensation, Restricted Stock and Stock Options:

The Company grants equity based compensation under its 2016 Equity Incentive Plan (the “Plan”). The Plan allows the Company to grant incentive and nonqualified stock options, and shares of restricted stock to its employees, directors and consultants. As of March 31, 2019, there is a total of 16,500,000 shares of the Company’s common stock available under the Plan.

Stock-based compensation:

The Company recognized total expenses for stock-based compensation during the years ended March 31, 2019 and 2018, which are included in the accompanying statements of operations, as follows:

	Years ended March 31,
	2019	2018
Research and development expenses	$476,948	$69,192
Selling, general and administrative expenses	537,742	545,987
Total stock-based compensation	$1,014,690	$615,179

As of March 31, 2019, the Company had approximately $0.8 million of unrecognized compensation expense related to options granted under the Company’s equity incentive plan, which is expected to be recognized over a weighted-average period of 9.2 years.

Restricted stock awards:

A summary of the Company’s restricted stock activity during the years ended March 31, 2018 and 2019 is as follows:

	Number of Shares	Weighted Average Grant-Date Fair Value
Unvested at March 31, 2017	1,805,285	$0.01
Granted	400,000	$0.40
Vested	(1,970,832)	$0.09
Unvested at March 31, 2018	234,453	$0.01
Vested	(234,453)	$0.01
Unvested at March 31, 2019	-	$-

The Company issued 400,000 shares of restricted stock to employees during the year ended March 31, 2018. The Company did not issue any shares of restricted stock during the year ended March 31, 2019.

The fair value of restricted stock awards are measured based on their fair value at the grant date and amortized over the vesting period of 18 or 24 months, except for the 400,000 shares of restricted stock issued on March 16, 2018, which were fully vested at grant date. As of March 31, 2019, all stock-based compensation expense related to restricted stock awards was recognized.

Stock Options:

The Company provides stock-based compensation to employees, directors and consultants under the Plan. The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information. Therefore, it estimates its expected stock volatility based on the historical volatility of a publicly traded set of peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The risk free interest rate is determined by referencing the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends and does not expect to pay any cash dividends in the foreseeable future. The following was used in determining the fair value of stock options granted during the years ended March 31, 2019 and 2018.

	Year ended March 31,
	2019	2018
Dividend yield	0%	0%
Expected price volatility	50.0%	40-48%
Risk free interest rate	2.58%	2.65-2.80%
Expected term	5-6 years	5-7 years

During the year ended March 31, 2019, the Company granted 2,235,000 stock options. Stock options totaling 1,360,000 were granted to employees and officers of the Company and 350,000 non-qualified stock options were granted to a related party consultant in return for services rendered.

The Company granted 3,578,500 stock options to employees during the year ended March 31, 2018.

A summary of activity under the Plan for the years ended March 31, 2019 and 2018 is as follows:

			Weighted
			Average
	Shares Underlying	Weighted Average	Remaining Contractual	Aggregate Intrinsic
	Options	Exercise Price	Term (Years)	Value
Outstanding at March 31, 2017	-	$-	-	$-
Granted	3,578,500	$0.05	9.9
Outstanding at March 31, 2018	3,578,500	$0.05	9.9	$1,252,475
Granted	2,235,000	$0.39	9.8
Outstanding at March 31, 2019	5,813,500	$0.18	9.2	$3,720,395

Exercisable at March 31, 2019	1,674,185	$0.17	9.2	$1,086,668

Note 11 – Income Taxes

As of March 31, 2019, the Company has net operating loss carryforwards of approximately $2.2 million available to reduce future taxable income, if any, for Federal and state income tax purposes. The U.S. federal and state net operating loss carryforwards will begin to expire in 2037 for federal purposes and state purposes.

Under the Internal Revenue Code (“IRC”) Section 382, annual use of the Company’s net operating loss carryforwards to offset taxable income may be limited based on cumulative changes in ownership. The Company has not completed an analysis to determine whether any such limitations have been triggered as of March 31, 2019. The Company has no income tax affect due to the recognition of a full valuation allowance on the expected tax benefits of future loss carry forwards based on uncertainty surrounding realization of such assets.

The federal and state tax returns beginning with the year ended December 31, 2017 are currently open for examination under the applicable federal and state income tax statutes of limitations.

The Company’s provision for income taxes differs from the result obtained when applying the statutory rate of 21% to pre-tax book loss due to nondeductible expenses, the impact of the federal statutory tax rate change disclosed above, offset by a decrease in our valuation allowance.

The tax effects of the temporary differences and carry forwards that give rise to deferred tax assets consist of the following:

	As of March 31,
	2019	2018
Deferred tax assets/(liabilities):
Net operating loss carryforwards	$568,496	$614,931
Developed Technology	(24,541)	-
Stock-based compensation	41,608	-

Total deferred tax assets	585,563	614,931
Valuation allowance	(585,563)	(614,931)
Deferred tax assets, net of allowance	$-	$-

A reconciliation of the statutory income tax rates and the Company’s effective tax rate is as follows:

	For the years ended March 31,
	2019	2018
Statutory Federal Income Tax Rate	(21.0)%	(34.0)%
State Taxes, Net of Federal Tax Benefit	(4.7)%	(3.9)%
Federal tax rate change	0.0%	12.2%
Stock-based compensation	5.1%	2.9%
Amortization of debt discount	6.0%	0.7%
Change in fair value of warrant liability	3.6%	0.0%
Deferred tax true-up	12.1%	0.0%
Change in Valuation Allowance	(0.7)%	22.1%
Income Taxes Provision (Benefit)	-%	-%

The Company has not identified any uncertain tax positions requiring a reserve as of March 31, 2019 and 2018. The Company’s policy is to recognize interest and penalties that would be assessed in relation to the settlement value of unrecognized tax benefits as a component of income tax expense. The Company did not accrue either interest or penalties for the years ended March 31, 2019 and 2018.

The Company has not been under tax examination in any jurisdiction for the years ended March 31, 2019 and 2018.

Note 12 – Related Parties

There were no related party transactions as of March 31, 2019.

As of March 31, 2018, the Company owed approximately $8,000 of accounts payable to officers of the Company, consisting of approximately $5,000 to Mr. Timothy Koch, the Company’s chief technology officer and $3,000 to Mr. James Douvikas, the Company’s chief business development officer.

Note 13 – Commitments and Contingencies

Leases

On March 8, 2016, the Company entered into a lease agreement with Oregon State University, to lease office and laboratory space located at HP Campus Building 11, 1110 NE Circle Blvd, Corvallis, Oregon, for approximately $400 monthly. On July 1, 2016, the Company entered into the first amendment to the lease agreement which increased the monthly lease expense to approximately $1,200. On October 1, 2017, the Company entered into a sublease agreement, which provides for additional office space and the monthly lease payment increased to approximately $1,800. The lease expired on June 30, 2018 and the Company extended the lease through June 30, 2019. The monthly lease payment increased to approximately $4,500 for the months ended June 30 2018 through November 30, 2018, and increased to approximately $7,550 for the months ended December 31, 2018 through June 30, 2019.

As of March 31, 2019, future minimum lease payments are as follows:

March 31, 2019
2020	$22,649
Total	$22,649

Severance

On June 29, 2018, the Company entered into a separation agreement with Frank Knuettel, the Company’s former chief financial officer, whose termination date was April 30, 2018. The agreement provides a lump sum severance payment of $3,750 and retention of 180,000 shares of previously granted restricted stock awards.

Litigation

The Company is not a party to any material legal proceedings and is not aware of any pending or threatened claims. From time to time, the Company may be subject to various legal proceedings and claims that arise in the ordinary course of its business activities.

Note 14 – Subsequent Events

The Company has evaluated all events that occurred after the balance sheet date of March 31, 2019, through July 29, 2019, the date when financial statements were available to be issued to determine if they must be reported. The Company’s subsequent events are as follows:

Debt

From April 2, 2019 through June 10, 2019, the Company entered into convertible promissory notes with a principal balance totaling $639,175. The notes contain an OID totaling $19,175 and the Company received net proceeds of $620,000. In connection with each of these notes, the Company issued a common stock purchase warrant with a term of four years from the issuance date, providing the holder the right to subscribe for and purchase from the Company up to fifty percent (50%) of that number of shares of Common Stock into which the note may be converted.

On April 10, 2019, the Company entered into the first amendment to its senior secured promissory note dated March 31, 2018. The amendment extends the notes maturity date to July 1, 2019, and as consideration for the extension, the Company will issue 75,000 shares of its common stock to the note holders.

Agreements

On May 7, 2019, the Company terminated an agreement with Alliance Global Partners (“AGP”), which was initially dated September 17, 2018. The Company had engaged AGP to serve as the exclusive placement agent in the offering of the Company’s securities. On May 8, 2019, as consideration for termination of the agreement, the Company issued 346,338 warrants to purchase shares of its common stock and issued 100,000 shares of its common stock to AGP.

Equity Incentive Plan

On June 14, 2019, the Board of Directors of the Company approved increasing the number of shares allocated to the Company’s 2016 Equity Incentive Plan to 22,000,000.

Restricted Stock Awards

On June 14, 2019, the Company issued 6,000,000 shares of restricted stock with a grant date fair value of approximately $4.9 million or $0.82 per share, to its employees. The fair value of the restricted stock awards are measured based on their fair value at the grant date and amortized over the vesting period. The restricted shares will vest provided the employee remains in continuous service, and vest on the earlier of two years, a change of control of the Company, an initial public offering or a listing on a stock exchange.

Lease Amendment

On July 1, 2019, the Company entered into the fourth amendment to its lease with Oregon State University, which extends the lease expiration date to June 30, 2022. Beginning on July 1, 2020, and each July 1 thereafter, the monthly Operating Expense Reimbursement, as defined will be increased by no more than three percent (Unaudited).

No dealer, salesperson, or other person has been authorized to give any information or to make any representation not contained in this prospectus, and, if given or made, such information and representation should not be relied upon as having been authorized by us or the selling stockholder. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered by this prospectus in any jurisdiction or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus nor any sale made hereunder shall under any circumstances create an implication that there has been no change in the facts set forth in this prospectus or in our affairs since the date hereof.

Until                       , all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold overallotments or subscriptions.

8,691,500 Shares

Crown ElectroKinetics Corp.

COMMON STOCK

PROSPECTUS

                      , 2019

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the expenses expected to be incurred by us in connection with the issuance and distribution of the common stock registered hereby, all of which expenses, except for the Securities and Exchange Commission registration fee, are estimates:

Description	Amount
Securities and Exchange Commission registration fee	$863.80
Accounting fees and expenses	$110,000
Legal fees and expenses	$25,000
Miscellaneous fees and expenses	$10,000.20
Total	$145,864

*	Estimated

Item 14. Indemnification of Directors and Officers

Under Delaware law, a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than one by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, against judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys’ fees actually and necessarily incurred as a result of such action or proceeding, if such director or officer acted, in good faith, for a purpose which such person reasonably believed to be, in, or not opposed to, the best interests of the corporation and, in criminal actions or proceedings, in addition, had no reasonable cause to believe that such conduct was unlawful.

In the case of a derivative action, a Delaware corporation may indemnify any such person against expense, including attorneys’ fees actually and necessarily incurred by such person in connection with the defense or settlement of such action or suit if such director or officer if such director or officer acted, in good faith, for a purpose which such person reasonably believed to be, in or not opposed to, the best interests of the corporation, except that no indemnification will be made in respect on any claim, issue or matter as to which such person will have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery of the State of Delaware or any other court in which such action was brought determines such person is fairly and reasonably entitled to indemnity for such expense.

Delaware Law permits a corporation to include in its certificate of incorporation a provision eliminating or limiting a director’s liability to a corporation or its stockholders for monetary damages for breaches of fiduciary duty. Delaware Law provides, however, that liability for breaches of the duty of loyalty, acts or omissions not in good faith or involving intentional misconduct, or knowing violation of the law, and the unlawful purchase or redemption of stock or payment of unlawful purchase or redemption of stock or payment of unlawful dividends or the receipt of improper personal benefits cannot be eliminated or limited in this manner.

Our Certificate of Incorporation and Bylaws provide that we will indemnify our directors to the fullest extent permitted by Delaware law and may, if and to the extent authorized by the Board of Directors, indemnify our officers and any other person whom we have the power to indemnify against any liability, reasonable expense or other matter whatsoever.

Any amendment, modification or repeal of the foregoing provisions shall be prospective only, and shall not affect any rights or protections of any of our directors existing as of the time of such amendment, modification or repeal.

We may also, at the discretion of the Board of Directors, purchase and maintain insurance to the fullest extent permitted by Delaware law on behalf of any of our directors, officers, employees or agents against any liability asserted against such person and incurred by such person in any such capacity.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing, the Registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15. Recent Sales of Unregistered Securities

The information contained in “Notes to Financial Statements - Note 8 – Notes Payable” on page F-16, “Notes to Financial Statements - Note 9 – Stockholders’ Equity” on page F-19 and “Notes to Financial Statements - Note 10 – Stock-based Compensation, Restricted Stock and Stock Options” on page F-20 is incorporated by reference herein.

Item 16. – Exhibits and Financial Statement Schedules.

(b)	Exhibits:

	3.1	Certificate of Incorporation of the Registrant filed April 20, 2015 with the Delaware Secretary of State (and amendments thereto).*

	3.5	By-laws of the Registrant.*

	5.1	Opinion of Pryor Cashman LLP, regarding legality of securities being registered.**

	10.1	Intellectual Property Agreement, dated as of January 31, 2016, between Hewlett-Packard Development Company, L.P. and 3D Nanocolor Corp. (and amendments thereto).*

	10.2	Collaboration Agreement, dated as of August 23, 2017, between 3D Nanocolor Corp. and Eastman Chemical Company (and amendment thereto).*

	10.3	Agreement, dated as of November 15, 2017, between Crown ElectroKinetics Corp. and Asahi Glass Co., Ltd. (and amendment thereto).*

	10.4	Agreement, dated as of February 1, 2019, between Crown ElectroKinetics Corp. and AGC Inc. (f/k/a Asahi Glass Co., Ltd.).*

	14.1	Code of Business Conduct and Ethics of the Registrant.*

	21.1	List of Subsidiaries of Registrant.*

	23.1	Consent of Marcum LLP.***

	23.3	Consent of Pryor Cashman LLP (included in their opinion filed as Exhibit 5.1).**

*	Previously filed.
**	To be filed by amendment.
***	Filed herewith.

Item 17. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers and controlling persons of the Company, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Company hereby undertakes that:

(1) To file, during any period in which it offers or sells securities, a post-effective amendment to this Registration Statement to:

(i)	Include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)	Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information set forth in the Registration Statement.

(iii)	Include any additional or changed information on the plan of distribution.

(2) For determining liability under the Securities Act, the Company will treat each such post-effective amendment as a new Registration Statement of the securities offered, and the offering of such securities at that time to be the initial bona fide offering.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) For determining any liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus as a new Registration Statement for the securities offered in the Registration Statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

(5) For determining liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(6) For determining liability under the Securities Act, if securities are offered or sold to a purchaser by means of any of the following communications, the Company will be a seller to such purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the Company or used or referred to by the Company;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the Company or its securities provided by or on behalf of the Company; and

(iv)	Any other communication that is an offer in the offering made by the Company to a purchaser.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it met all the requirements of filing on Form S-1 and authorized this Registration Statement to be signed on its behalf by the undersigned, in Corvallis, Oregon, on July 29, 2019.

Crown ElectroKinetics Corp.

By:	/s/ Douglas Croxall
Douglas Croxall
Chief Executive Officer

In accordance with the requirements of the Securities Act of 1933, this Registration Statement was signed by the following persons in the capacities and on the dates stated.

Signature	Title	Date

/s/ Douglas Croxall	Chief Executive Officer	July 29, 2019
Douglas Croxall	(Principal Executive Officer, Principal Financial and Accounting Officer)

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